SECOND QUARTER REPORT 2017

WHEATON™
PRECIOUS METALS

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2017

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Wheaton Precious Metals Corp.'s ("Wheaton Precious Metals" or the "Company") unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). In addition, the following should be read in conjunction with the 2016 audited consolidated financial statements, the related MD&A and the 2016 Annual Information Form as well as other information relating to Wheaton Precious Metals on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 39 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of August 10, 2017.

Highlights

Operations

Production

•
Attributable silver production for the three and six months ended June 30, 2017 of 7.2 million ounces and 13.8 million ounces, respectively, representing a decrease of 5% and 9% relative to the comparable periods in 2016.

•
Attributable gold production for the three and six months ended June 30, 2017 of 78,100 ounces and 162,500 ounces, respectively, representing an increase of 10% and 22% relative to the comparable periods in 2016, with the gold ounces produced for the most recently completed six months representing a record for the Company.

•
On a silver equivalent basis¹, attributable production for the three and six months ended June 30, 2017 of 12.9 million ounces and 25.5 million ounces, respectively, representing an increase of 1% during the six month period relative to the comparable period in 2016, with the three month period being virtually unchanged.1

•
Alternatively, on a gold equivalent basis¹, attributable production for the three and six months ended June 30, 2017 of 176,600 ounces and 356,200 ounces, respectively, representing an increase of 2% and 7% relative to the comparable periods in 2016, with ounces produced for the most recently completed six months representing a record for the Company.

Sales Volume

•
Silver sales volume for the three and six months ended June 30, 2017 of 6.4 million ounces and 11.6 million ounces, respectively, representing a decrease of 11% and 21% relative to the comparable periods in 2016.

•
Gold sales volume for the three and six months ended June 30, 2017 of 72,000 ounces and 160,400 ounces, respectively, representing an increase of 2% and 18% relative to the comparable periods in 2016, with the gold ounces sold for the most recently completed six month period representing a record for the Company.

•
On a silver equivalent basis¹, sales volume for the three and six months ended June 30, 2017 of 11.6 million ounces and 23.1 million ounces, respectively, representing a decrease of 7% and 8% relative to the comparable periods in 2016.

•
Alternatively, on a gold equivalent basis¹, sales volume for the three and six months ended June 30, 2017 of 159,200 ounces and 322,600 ounces, respectively, representing a decrease of 4% and 2% relative to the comparable periods in 2016.

•
As at June 30, 2017, approximately 4.2 million payable silver ounces and 52,900 payable gold ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

1 Please refer to the tables on the bottom of pages 14, 15, 17 and 18 for the methodology of converting production and sales volumes to silver-equivalent ounces and gold-equivalent ounces.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [1]

This represents an increase of 0.2 million payable silver ounces and 2,000 payable gold ounces during the three month period ended June 30, 2017.  Payable ounces produced but not yet delivered to Wheaton Precious Metals are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of factors including mine ramp-up and the timing of shipments.1

Per Ounce Price Realized and Cash Cost Paid

•
Average realized sale price per silver ounce sold for the three and six months ended June 30, 2017 of $17.09 and $17.25, respectively, representing a decrease of 1% during the three month period and an increase of 9% during the six month period relative to the comparable periods in 2016.

•
Average realized sale price per gold ounce sold for the three and six months ended June 30, 2017 of $1,263 and $1,233, respectively, representing an increase of 1% during the six month period while the three month period was virtually unchanged relative to the comparable periods in 2016.

•
Average cash cost² per silver ounce sold for the three and six months ended June 30, 2017 of $4.51 and $4.52, respectively, representing an increase of 1% and 5% relative to the comparable periods in 2016.

•
Average cash cost² per gold ounce sold for the three and six months ended June 30, 2017 of $393 and $392, respectively, representing a decrease of 2% and 1% relative to the comparable periods in 2016.[2]

•
Cash operating margin³ per silver ounce sold for the three and six months ended June 30, 2017 of $12.58 and $12.73, respectively, representing a decrease of 1% during the three month period and an increase of 10% during the six month period relative to the comparable periods in 2016.[3]

•
Cash operating margin³ per gold ounce sold for the three and six months ended June 30, 2017 of $870 and $841, respectively, representing an increase of 2% during the six month period while the three month period was virtually unchanged relative to the comparable periods in 2016.

Operating Results

•
Revenue for the three and six months ended June 30, 2017 of $200 million and $398 million, respectively, compared with $212 million and $400 million for the comparable periods in 2016, representing a decrease of 6% and 1%, respectively. Of this revenue, for the six month period, 50% was attributable to the sale of silver, while 50% was attributable to the sale of gold.

•
Net earnings for the three and six months ended June 30, 2017 of $68 million ($0.15 per share) and $129 million ($0.29 per share), respectively, representing an increase of 12% and 27% relative to the comparable periods in 2016.

•
Operating cash flows for the three and six months ended June 30, 2017 of $125 million ($0.28 per share4) and $245 million ($0.55 per share4), respectively, representing a decrease of 7% and 1% relative to the comparable periods in 2016.1

•
On August 10, 2017, the Board of Directors approved a change to the Company's stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters, an increase of 50% compared to former dividend policy. On this basis, on August 10, 2017, the Board of Directors declared a dividend in the amount of $0.10 per common share. This dividend is payable to shareholders of record on August 25, 2017 and is expected to be distributed on or about September 8, 2017. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton Precious Metals common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
2 Refer to discussion on non-IFRS measure (iii) of page 30 of this MD&A
3 Refer to discussion on non-IFRS measure (iv) of page 31 of this MD&A
4 Refer to discussion on non-IFRS measure (ii) of page 29 of this MD&A

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Other

•
In March 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. ("Alexco") to make the production payment a function of the silver head grade and silver spot price in the month in which the silver is produced. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration of the amendments, on April 10, 2017 Alexco issued 3 million shares to Wheaton Precious Metals with a fair value of $5 million.

•	On May 10, 2017, the Company announced that, upon receiving shareholder approval, it had filed Articles of Amendment to change its name from Silver Wheaton Corp. to Wheaton Precious Metals Corp.

Overview

Wheaton Precious Metals Corp. is a mining company which generates its revenue from the sale of silver and gold. The Company is listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") and trades under the symbol WPM.

The Company has entered into 18 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 29 different mining assets (20 of which are currently operating and 9 of which are at various stages of development), whereby Wheaton Precious Metals acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price. Attributable silver and gold production as referred to in this MD&A and financial statements is the silver and gold production to which Wheaton Precious Metals is entitled pursuant to the various purchase agreements. During the three months ended June 30, 2017, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.51 and $393, respectively. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Wheaton Precious Metals upon the sale of silver and gold received.

Outlook1

Wheaton Precious Metals' estimated attributable silver and gold production in 2017 is forecast to be 28 million silver ounces and 340,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2017) is anticipated to be approximately 29 million silver ounces and 340,000 gold ounces per year. As a reminder, Wheaton Precious Metals does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its guidance.

From a liquidity perspective, the $77 million of cash and cash equivalents as at June 30, 2017 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

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Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Silver Interests
San Dimas	Primero	Mexico	$ 189,799	100% ²	Life of Mine	15-Oct-04
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	Life of Mine	24-Jul-07
Constancia	Hudbay	Peru	$ 294,900	100%	Life of Mine	8-Aug-12
Antamina	Glencore	Peru	$ 900,000	33.75% ³	Life of Mine	3-Nov-15
Other silver interests [4]			$ 1,476,447
Total silver interests			$ 3,346,146
Gold Interests
Salobo	Vale	Brazil	$ 3,059,360	75%	Life of Mine	28-Feb-13
Sudbury [5]	Vale	Canada	$ 623,572	70%	20 years	28-Feb-13
Constancia	Hudbay	Peru	$ 135,000	50% [6]	Life of Mine	8-Aug-12
Other gold interests [7]			$ 439,442
Total gold interests			$ 4,257,374
Total silver and gold interests			$ 7,603,520

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Primero will deliver a per annum amount to Wheaton Precious Metals equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
3)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company's attributable silver production to be purchased will be reduced to 22.5%.
4)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, Loma de La Plata and 777 silver interests, as more fully detailed on page 7 of this MD&A.

5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
6)
Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018, Wheaton Precious Metals would be entitled to additional compensation in respect of the gold stream.

7)	Comprised of the Minto, Rosemont and 777 gold interests, as more fully detailed on page 9 of this MD&A.

Silver Interests
San Dimas
On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 100% of the silver produced by Goldcorp's Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero Mining Corp. ("Primero"), and pursuant to the amended silver purchase agreement with Primero (the "Primero SPA"), the Company acquires 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp has provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 and Primero has provided Wheaton Precious Metals with a right of first refusal on any metal stream or similar transaction it enters into.

On February 15, 2017, Primero announced that unionized employees at the San Dimas mine had initiated a strike action, resulting in the complete stoppage of mining and milling activities at the San Dimas mine. On April 13, 2017, Primero announced that it had successfully resolved the work stoppage of unionized employees and that operations were to resume at the San Dimas mine on April 18, 2017.  Primero also announced that it had entered into a new Collective Bargaining Agreement with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic which includes changes to the short-term bonus structure, a more continuous shift cycle, and reductions to the unionized workforce. Primero has indicated in its MD&A for the period ended June 30, 2017 that production was impacted by the strike.
Primero further reports in its MD&A for the period ended June 30, 2017 that mill throughput was affected by a 13-day suspension of milling activities in mid-June following the failure of an anchor block affixed to one of eight cables supporting the tailing suspension bridge; however, mining operation continued uninterrupted during this time, and all ore was stockpiled at the mill site. Full plant operations reportedly resumed on June 24, 2017, and the ore stockpile was fully processed by the mill in July.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

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On August 10, 2017 Primero announced that despite seeing initial improvements in relations with unionized workers following the resolution of the strike, the situation degraded in July 2017 with the negotiation of the 2016 annual workers' bonus ("PTU Bonus"). Primero has indicated that the San Dimas mine experienced a significant work slowdown in July due to tactics employed by unionized workers, including a forced shutdown of longhole drill rigs, terminating shifts early by walking off the jobsite, refusing to work as scheduled, and other general production slowdowns. Primero has confirmed that the PTU Bonus negotiation was resolved on July 29, 2017 however they believe that labour disruptions may continue to adversely affect Primero's ability to profitably operate the San Dimas mine.
Primero has indicated that it is not adjusting its production guidance but has noted that the phased restart plan requires a step increase in production levels through the remainder of the year and that production will track toward the lower end of the guidance range and there is a risk of a Primero guidance reduction in 2017 if productivity does not increase as planned and union relations do not improve.
Primero has indicated that its exploration efforts have not identified large replacement veins for the depleting Robert and Robertita veins. Primero has indicated that without new large veins coming into production or changes to the operating environment, mining rates above 1,800 tpd may not be possible. Primero has indicated that in light of current site conditions and Primero's focus on maintaining liquidity and cash conservation, the San Dimas capital plan for 2017 has been re-evaluated and scaled back by $17.7 million to $33.4 million, retaining only capital expenditures necessary to maintain current operating levels. Primero has indicated that the reduction in 2017 planned exploration and development spending may affect Primero's ability to achieve expected production levels in future years.
On March 15, 2017, Primero indicated that there is material uncertainty related to its ability to continue as a going concern. Primero indicates in its MD&A for the period ended June 30, 2017  that its ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional financing, revisions to the Primero SPA, satisfactory resolution of the Mexican tax issue and San Dimas returning to stable operations following a phased restart. As previously announced by Primero, it has commenced a strategic review process. As noted in Primero's MD&A for the period ended June 30, 2017, Primero has received a number of proposals from interested parties regarding a potential acquisition of the San Dimas operation. The process is ongoing but there can be no certainty that these discussions will result in a resolution acceptable to all stakeholders, including the Company.
In its MD&A for the period ended June 30, 2017, Primero has also indicated that it believes that at lower production rates it is unable to carry on a sustainable operation at San Dimas while complying with its obligations, including under the Primero SPA.  Primero has indicated that it believes that the San Dimas mine life will become significantly shorter as a result of Primero's inability to invest in exploration and development, unless revisions to the Primero SPA are made. The Company is prepared to consider reasonable alternatives towards a sustainable solution, but there can be no assurance that an acceptable solution will be achieved.
In February 2016, Primero announced that its Mexican subsidiary received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 ("2012 APA"). The 2012 APA confirmed Primero's ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the Primero SPA for the tax years 2010 through 2014.  Primero has indicated that if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess Primero's Mexican subsidiary in respect of sales of silver in connection with the Primero SPA for the tax years 2010 through 2014 and tax Primero on such sales at higher-than-realized prices, as opposed to the actual realized prices set under the Primero SPA. Primero has reported in its MD&A for the period ended June 30, 2017 that in June 2017 the SAT issued an observations letter for the 2010 tax year that made explicit its view that Primero's Mexican subsidiary should pay taxes based on the higher-than-realized prices, which if applied would make Primero's Mexican subsidiary liable for an additional $9.3 million in taxes before penalties or interest for the 2010 taxation year. Primero has estimated that should it be required to pay tax on its silver revenues based on higher-than-realized prices, then the incremental income tax for the years 2011-2016 could be $150-175 million. Primero has disclosed that if SAT was successful in retroactively nullifying the 2012 APA and issuing reassessments it would likely have a material adverse effect on Primero's results of operations, financial condition and cash flows.
Primero has indicated that it has notified the Government of Mexico that the measures taken by the SAT against its Mexican subsidiary in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, Primero has indicated that it has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. Primero has indicated that it has engaged in dialogue with the Mexican Government regarding the Mexican tax authority's legal claim against the APA and has temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

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In light of the legal challenge by the SAT to nullify the 2012 APA, Primero has indicated that it believes the SAT is unlikely to agree to an Advance Pricing Agreement for the tax years 2015 through 2019 tax years on terms similar to the 2012 APA. For the 2015, 2016 and first six months of 2017 tax years, Primero has confirmed that it continued to record its revenue for the purposes of Mexican tax accounting in a manner consistent with the 2012 APA.  To the extent the SAT determines that the appropriate price to tax sales under the Primero SPA is significantly different from the actual realized prices thereunder, such determination is likely to have a material adverse effect on Primero's business, financial condition and results of operations. Primero has indicated in its MD&A for the period ended June 30, 2017 that if it is not successful in its defense of its current transfer pricing tax position and is required to pay corporate taxes based on silver at market prices in the future, the San Dimas mine operation may become uneconomic.
In the event that Primero (i) is unable to continue to operate as a going concern; and/or (ii) is unable to defend the validity of the 2012 APA; (iii) is unable to pay taxes in Mexico based on realized silver prices; or (iv) the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero, then, in Wheaton Precious Metals' opinion, Primero may (i) be unable to deliver some or all of the silver ounces due under the Primero SPA; (ii) otherwise default in its obligations under the Primero SPA; (iii) cease operations at San Dimas if it is uneconomic to continue to operate the mine; or (iv) become insolvent.  As a result, any of these or other adverse financial or operational consequences on Primero may also have a material adverse effect on Wheaton Precious Metals' business, financial condition, results of operation and cash flows. Silver production from San Dimas represented approximately 9% of Wheaton Precious Metals' total silver equivalent production for the year ended December 31, 2016.  If Wheaton Precious Metals was unable to purchase any further silver under the Primero SPA, Wheaton Precious Metals' forecasted silver equivalent production for 2017 and average five year forecasted silver equivalent production, its revenue and cash flows and its reserves and resources would all be significantly reduced. In addition, there is no assurance that Wheaton Precious Metals will be successful in enforcing its rights under the security interest granted by Primero and the guarantee granted by Goldcorp. See "Risks Relating to the Company – Security Over Underlying Assets" and "Risks Relating to the Mining Operations – International Operations" in the Company's Annual Information Form for the year ended December 31, 2016.
On March 30, 2017, Wheaton Precious Metals and certain of its subsidiaries provided a guarantee to the lenders under Primero's existing revolving credit facility which is set to mature on November 23, 2017 (the "Primero Facility"), capped at a maximum of $81.5 million, plus interest, fees and expenses (the "Guarantee"). As a result of the Guarantee, Primero has obtained certain concessions from the lenders, including in respect of financial covenants and a six-month extension to the term of the Primero Facility. Primero will pay Wheaton Precious Metals a fee of 5% per annum in connection with the Guarantee. Wheaton Precious Metals believes that the Guarantee will assist Primero as it seeks to resume operations at the San Dimas mine, streamline its organization, and completes its strategic review process. However, there can be no assurance that the provision of the Guarantee or Primero's efforts will result in success in these initiatives.  As guarantors, Wheaton Precious Metals and certain of its subsidiaries are subject to the risk that Primero or any of its subsidiaries may default under the Primero Facility, in which case the guarantee can be called upon by lenders for the repayment of the secured obligations under the Primero Facility. Given the lenders under the Primero Facility have recourse against Wheaton Precious Metals and certain of its subsidiaries, any adverse financial or operational consequences on Primero may also have a material adverse effect on Wheaton Precious Metals' business, financial condition, results of operation and cash flows. Primero in its MD&A for the period ended June 30, 2017 has highlighted the significant liquidity risk imposed by the pending maturity date of the Primero Facility and notes that it may not be able to fully repay its obligations under the Primero Facility without obtaining an extension or an additional source of debt or equity financing. Primero has further indicated that it will continue to advance discussions with financiers to extend or refinance the Primero Facility and will look to reduce total debt through potential asset sales, joint ventures and strategic investments. See "Risks Relating to the Company – Indebtedness and Guarantees Risk" in the Company's Annual Information Form for the year ended December 31, 2016.
As at June 30, 2017, the Company has received approximately 77.4 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $1.1 billion, with approximately 0.1 million ounces of cumulative payable silver ounces having been produced at San Dimas but not yet delivered to the Company, representing a 0.1 million ounce increase during the three month period ended June 30, 2017.1

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [6]

As at December 31, 2016, the San Dimas mine had proven and probable silver reserves of 41.2 million ounces, measured and indicated silver resources of 17.6 million ounces and inferred silver resources of 73.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).
Peñasquito
On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp's Peñasquito mining operations (the "Peñasquito mine") in Mexico for the life of mine.

As disclosed in Goldcorp's MD&A for the three months ended June 30, 2017, the Pyrite Leach Project ("PLP") achieved construction progress of 14% and engineering progress of 94% by the end of the second quarter of 2017. Major procurement activities are nearing completion, material and equipment is arriving on site and major works contractors have mobilized to site. Earthwork activities are now complete, concrete works are underway, and mechanical works installation has commenced and is ramping up. The Carbon Pre-flotation Project ("CPP") is also being constructed which will allow Peñasquito to process ore which was previously considered uneconomic, including significant amounts already in stockpiles. CPP earthworks are substantially complete and the concrete works are underway. The mechanical works contractor is mobilizing and will ramp up in the third quarter of 2017.

As at June 30, 2017, the Company has received approximately 40.2 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $734 million, with approximately 0.4 million ounces of cumulative payable silver ounces having been produced at Peñasquito but not yet delivered to the Company, representing a 0.3 million ounce decrease during the three month period ended June 30, 2017. 1

As at December 31, 2016, the Company's 25% share of the Peñasquito proven and probable silver reserves was 144.2 million ounces, measured and indicated silver resources was 64.6 million ounces and inferred silver resources was 4.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine ("Constancia") in Peru (the Constancia Precious Metal Purchase Agreement"). Hudbay has granted Wheaton Precious Metals a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

As at June 30, 2017, the Company has received approximately 4.5 million ounces of silver related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $49 million, with approximately 0.6 million ounces of cumulative payable silver ounces having been produced at Constancia but not yet delivered to the Company, representing a 0.1 million ounce decrease during the three month period ended June 30, 2017. 1

As at December 31, 2016, the Company's share of the Constancia proven and probable silver reserves was 54.4 million ounces, measured and indicated silver resources was 31.9 million ounces and inferred silver resources was 7.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina
On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate.

As at June 30, 2017, the Company has received approximately 11.1 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $148 million, with approximately 1.4 million ounces of cumulative payable silver ounces having been produced at Antamina but not yet delivered to the Company, representing a 0.4 million ounce increase during the three month period ended June 30, 2017. 1

As at December 31, 2016, the Company's share of the Antamina proven and probable silver reserves was 63.9 million ounces, measured and indicated silver resources was 65.5 million ounces and inferred silver resources was 112.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [7]

Other Silver Interests
The following table summarizes the Other silver interests currently owned by the Company:
Other Silver Interests	Mine Owner	Location of Mine	Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Los Filos	Leagold ²	Mexico	$ 4,463	100% ²	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	$ 285,000	100% ³	Life of Mine	23-Mar-06
Stratoni	Eldorado Gold [4]	Greece	$ 57,500	100% [4]	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 7,522	100%	Life of Mine	20-Nov-08
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% [5]	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 45,065	25% [6]	Life of Mine	2-Oct-08
Barrick			$ 625,000
Pascua-Lama [7]	Barrick	Chile/Argentina		25% [7]	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	8.5 years [8]	8-Sep-09
Veladero	Barrick [7]	Argentina		100% [9]	8.5 years	8-Sep-09
Rosemont	Hudbay	United States	$ 190,900 [10]	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	$ 102,041	100%	Life of Mine	8-Aug-12
Loma de La Plata	Pan American	Argentina	$ 43,289 ¹¹	12.5%	Life of Mine	n/a ¹²
Total other silver interests			$ 1,476,447
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	On April 7, 2017, Leagold Mining Corporation completed the acquisition of the Los Filos mine from Goldcorp. Goldcorp's guarantee of deliveries in respect of the Los Filos mine remains in place.
3)	Glencore will deliver a per annum amount to Wheaton Precious Metals equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	95% owned by Eldorado Gold Corporation ("Eldorado Gold").
5)	Wheaton Precious Metals only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
6)
On March 29, 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. ("Alexco") to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017 Alexco issued 3 million shares to Wheaton Precious Metals which had a fair value of $5 million;

7)
As per Barrick Gold Corporation's ("Barrick") MD&A for the period ended June 30, 2017, on June 15, San Juan provincial government and judicial authorities lifted operating restrictions that had been imposed at the Veladero heap leach facility in March 2017, and that normal leaching operations at Veladero, including the addition of new cyanide to the heap leach circuit, resumed in mid-July.  Additionally, Barrick reported that it had completed the sale of a 50% interest in the Veladero mine to Shandong Gold Group Co. Ltd. ("Shandong"), and that they have formed a working group with Shandong to explore the joint development of the Pascua-Lama deposit. Wheaton Precious Metals' streaming agreements with Barrick on Veladero and Pascua-Lama remain unchanged as a result of this transaction.

8)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
9)	Wheaton Precious Metals' attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
10)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

11)
Comprised of $11 million allocated to the silver interest upon the Company's acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

12)	Definitive terms of the agreement to be finalized.

As at June 30, 2017, the Company has received approximately 89.2 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.4 billion, with approximately 1.6 million ounces of cumulative payable silver ounces having been produced at the Other silver interests but not yet delivered to the Company, virtually unchanged from the balance at March 31, 2017.1

As at December 31, 20162, unless otherwise noted, the Company's share of proven and probable silver reserves relative to these Other silver interests was 416.3 million ounces, measured and indicated silver resources was 614.3 million ounces and inferred silver resources was 137.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Gold Interests
Salobo
On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  On March 2, 2015 and August 2, 2016, respectively, the Company agreed to make two separate amendments to the agreement, ultimately increasing the gold stream from the original 25% to 75% of the life of mine gold production from Salobo.

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2016, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 37 of this MD&A.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [8]

As reported by Vale, the Salobo mine mill throughput has been increased to 24 million tonnes per annum ("Mtpa"), with the potential to further increase throughput beyond 24 Mtpa. If throughput capacity is expanded within a predetermined period, and depending on the grade of material processed, the Company will be required to make an additional payment to Vale, relative to the 75% stream, based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. There will be no additional deposit due if the expansion is completed after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As of June 30, 2017, the Company has received approximately 487,200 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $400 million, with approximately 22,500 ounces of cumulative payable gold ounces having been produced at Salobo but not yet delivered to the Company, representing a 4,200 ounce increase during the three month period ended June 30, 2017. 1

As at December 31, 2016, the Company's 75% share of the Salobo proven and probable gold reserves was 9.4 million ounces, measured and indicated gold resources was 1.8 million ounces and inferred gold resources was 1.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury
On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the "Sudbury mines") for a period of 20 years.

As previously disclosed, as of May 2017, the Stobie mine was placed on care and maintenance due to a number of factors including low metal prices and ongoing market challenges, declining ore grades, and, more recently, seismicity issues that restricted production below the 3,000-foot level. The Stobie mine represented approximately 5% of Wheaton Precious Metals' attributable production from Sudbury during 2016.

As of June 30, 2017, the Company has received approximately 136,800 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $115 million, with approximately 18,800 ounces of cumulative payable gold ounces having been produced at Sudbury but not yet delivered to the Company, representing a 600 ounce increase during the three month period ended June 30, 2017.1

As at December 31, 2016, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 550,000 ounces, measured and indicated gold resources was 70,000 ounces and inferred gold resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia
On November 4, 2013, the Company amended the Constancia Precious Metal Purchase Agreement to include the acquisition of an amount equal to 50%2 of the life of mine gold production from Constancia.

As at June 30, 2017, the Company has received approximately 30,300 ounces of gold related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $24 million, with approximately 500 ounces of cumulative payable gold ounces having been produced at Constancia but not yet delivered to the Company, representing a 300 ounce decrease during the three month period ended June 30, 2017. 1

As at December 31, 2016, the Company's 50% share of the Constancia proven and probable gold reserves was 510,000 ounces, measured and indicated gold resources was 280,000 ounces and inferred gold resources was 40,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

[1]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [9]

Other Gold Interests
The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner	Location of Mine	Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Minto	Capstone	Canada	$ 47,283	100% ²	Life of Mine	20-Nov-08
Rosemont	Hudbay	United States	$ 39,100 ³	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	$ 353,059	50% ⁴	Life of Mine	8-Aug-12
Total Other gold interests			$ 439,442
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
3)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

4)	As Hudbay's Constancia mine has satisfied its completion test, Wheaton Precious Metals' share of gold production from 777 has been reduced to 50% for the life of the mine effective January 1, 2017.

As at June 30, 2017, the Company has received approximately 403,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $392 million, with approximately 11,200 ounces of cumulative payable gold ounces having been produced at the Other gold interests but not yet delivered to the Company, representing a 2,500 ounce decrease during the three month period ended June 30, 2017. 1

As at December 31, 20162, unless otherwise noted, the Company's share of proven and probable gold reserves relative to these Other gold interests was 220,000 ounces, measured and indicated gold resources was 350,000 ounces and inferred gold resources was 170,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Silver and Gold Interests

Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Wheaton Precious Metals can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton Precious Metals has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

	Mine Owner			Attributable Production to be Purchased
Early Deposit Silver and Gold Interests		Location of Mine	Upfront Consideration¹	Silver	Gold	Term of Agreement	Date of Original Contract
Toroparu	Sandspring	Guyana	$ 153,500 ²	50%	10%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	$ 140,000 ³	100% [4]	25% [4]	Life of Mine	21-Mar-16
$ 293,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Comprised of $16 million paid to date and $138 million to be payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2017 if the feasibility documentation has not been delivered to Wheaton Precious Metals by such date, Wheaton Precious Metals may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton Precious Metals elects to terminate, Wheaton Precious Metals will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton Precious Metals elects to reduce the streams, Sandspring Resources Ltd. ("Sandspring") may return the amount of the deposit already advanced less $2 million to Wheaton Precious Metals and terminate the agreement.

3)
Comprised of $5 million paid to date, $9 million which is payable on an installment basis spread out over a period of up to eight years and $126 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million, with this repayment being due upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company

4)
Once 90 million silver equivalent ounces attributable to Wheaton Precious Metals have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

1  Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2016, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 37 of this MD&A.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [10]

Attributable Reserves and Resources
As at December 31, 20161, unless otherwise noted, these early deposit silver and gold interests had proven and probable reserves of 410,000 ounces of gold, measured and indicated resources of 13.5 million ounces of silver and 470,000 ounces of gold and inferred resources of 45.5 million ounces of silver and 1.18 million ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

1 Mineral reserves and mineral resources are reported as of December 31, 2016, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 37 of this MD&A.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [11]

Summary of Ounces Produced and Sold

	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced [2]
San Dimas	973	623	1,429	1,264	1,596	923	2,317	1,418
Peñasquito	1,483	1,339	1,328	1,487	867	1,352	1,766	2,092
Antamina	1,888	1,464	1,599	1,469	1,707	2,021	2,403	-
Constancia	546	540	723	749	778	509	637	664
Other [3]	2,302	2,682	2,510	2,682	2,659	2,727	3,161	2,716
Total silver ounces produced	7,192	6,648	7,589	7,651	7,607	7,532	10,284	6,890
Gold ounces produced ²
Sudbury [4]	7,040	14,581	8,901	10,779	15,054	7,895	13,678	7,300
Salobo	57,514	53,193	71,328	68,168	35,627	38,474	39,395	35,717
Constancia	2,332	2,431	3,151	3,737	4,622	3,435	4,617	4,341
Other [5]	11,241	14,156	21,825	30,642	15,885	12,053	14,676	11,250
Total gold ounces produced	78,127	84,361	105,205	113,326	71,188	61,857	72,366	58,608
SEOs produced [6]	12,898	12,554	15,067	15,365	12,947	12,453	15,699	11,309
GEOs produced [6]	176,591	179,347	211,970	225,712	172,566	156,513	209,783	149,941
Silver ounces sold
San Dimas	845	796	1,571	1,065	1,426	1,345	2,097	2,014
Peñasquito	1,639	860	1,270	1,078	886	949	2,086	2,053
Antamina	1,453	1,170	1,488	1,598	2,202	1,879	1,340	-
Constancia	559	383	702	536	520	666	511	329
Other [3]	1,873	2,016	2,475	1,845	2,108	2,713	2,717	2,179
Total silver ounces sold	6,369	5,225	7,506	6,122	7,142	7,552	8,751	6,575
Gold ounces sold
Sudbury [4]	5,822	6,887	10,183	12,294	11,351	9,007	6,256	6,674
Salobo	50,478	63,007	73,646	50,043	45,396	35,366	44,491	21,957
Constancia	2,356	2,315	3,343	3,396	3,610	4,933	4,473	2,701
Other [5]	13,309	16,188	21,759	19,330	10,400	15,952	9,679	16,745
Total gold ounces sold	71,965	88,397	108,931	85,063	70,757	65,258	64,899	48,077
SEOs sold [6]	11,625	11,412	15,249	11,913	12,451	12,745	13,607	10,201
GEOs sold [6]	159,161	163,032	214,529	175,008	165,945	160,180	181,838	135,243
Cumulative payable silver ounces produced but not yet delivered [7]	4,152	3,967	3,224	3,783	2,999	3,230	3,872	3,320
Cumulative payable gold ounces produced but not yet delivered [7]	52,879	50,876	59,536	63,935	44,780	49,679	56,867	54,462
Silver / Gold Ratio [8]	73.0	70.0	71.1	68.1	75.0	79.6	74.8	75.4

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the Cozamin silver interest which expired on April 4, 2017.

4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
5)	Comprised of the Minto and 777 gold interests.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [12]

Quarterly Financial Review

	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total silver ounces sold (000's)	6,369	5,225	7,506	6,122	7,142	7,552	8,751	6,575
Average realized silver price¹	$17.09	$17.45	$16.95	$19.53	$17.18	$14.68	$14.75	$15.05
Silver sales (000's)	$108,814	$91,165	$127,210	$119,573	$122,711	$110,847	$129,087	$98,926
Total gold ounces sold	71,965	88,397	108,931	85,063	70,757	65,258	64,899	48,077
Average realized gold price¹	$1,263	$1,208	$1,205	$1,336	$1,267	$1,175	$1,100	$1,130
Gold sales (000's)	$90,870	$106,786	$131,281	$113,631	$89,640	$76,664	$71,409	$54,325
Total sales (000's)	$199,684	$197,951	$258,491	$233,204	$212,351	$187,511	$200,496	$153,251
Average cash cost, silver [1,2]	$4.51	$4.54	$4.59	$4.51	$4.46	$4.14	$4.06	$4.26
Average cash cost, gold [1,2]	$393	$391	$389	$390	$401	$389	$396	$389
Average depletion, silver [1]	$4.89	$4.91	$5.26	$5.45	$5.49	$5.12	$4.17	$2.97
Average depletion, gold [1]	$398	$433	$449	$477	$507	$501	$485	$535
Net earnings (loss) (000's)	$67,612	$61,224	$10,865	$82,986	$60,306	$40,979	$(169,263)	$(95,925)
Add back - impairment loss (net of tax)	-	-	71,000	-	-	-	226,673	145,726
Adjusted net earnings [3] (000's)	$67,612	$61,224	$81,865	$82,986	$60,306	$40,979	$57,410	$49,801
Earnings (loss) per share
Basic	$0.15	$0.14	$0.02	$0.19	$0.14	$0.10	$(0.42)	$(0.24)
Diluted	$0.15	$0.14	$0.02	$0.19	$0.14	$0.10	$(0.42)	$(0.24)
Adjusted earnings per share [3]
Basic	$0.15	$0.14	$0.19	$0.19	$0.14	$0.10	$0.14	$0.12
Diluted	$0.15	$0.14	$0.19	$0.19	$0.14	$0.10	$0.14	$0.12
Cash flow from operations (000's)	$124,681	$119,923	$174,702	$161,577	$134,267	$113,754	$133,389	$99,547
Cash flow from operations per share [4]
Basic	$0.28	$0.27	$0.40	$0.37	$0.31	$0.28	$0.33	$0.25
Diluted	$0.28	$0.27	$0.40	$0.37	$0.31	$0.28	$0.33	$0.25
Dividends
Dividends declared (000's)	$30,926	$30,906 ⁵	$26,475	$22,049	$22,000	$20,088 ⁶	$20,192	$20,214
Dividends declared per share	$0.07	$0.07	$0.06	$0.05	$0.05	$0.05	$0.05	$0.05
Total assets (000's)	$5,996,010	$6,085,709	$6,153,319	$6,326,032	$5,561,209	$5,563,144	$5,632,211	$5,009,177
Total liabilities (000's)	$965,282	$1,109,755	$1,213,331	$1,362,857	$721,982	$1,406,757	$1,481,476	$666,356
Total shareholders' equity (000's)	$5,030,728	$4,975,954	$4,939,988	$4,963,175	$4,839,227	$4,156,387	$4,150,735	$4,342,821

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 28 of this MD&A
4)	Refer to discussion on non-IFRS measure (ii) on page 29 of this MD&A.
5)	On March 21, 2017, the Company declared dividends of $0.07 per common share for total dividends of $31 million, which was paid on April 21, 2017.
6)	On March 16, 2016, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2016.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [13]

Results of Operations and Operational Review

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines and corporate operations.

Three Months Ended June 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	973	845	$16.92	$4.28	$1.46	$14,298	$9,443	$10,680	$138,173
Peñasquito	1,483	1,639	17.40	4.13	2.88	28,519	17,026	21,750	410,876
Antamina	1,888	1,453	17.12	3.50	9.81	24,873	5,529	15,729	790,072
Constancia	546	559	17.29	5.90	7.36	9,659	2,250	6,363	269,036
Other [4]	2,302	1,873	16.80	5.31	3.64	31,465	14,702	21,216	766,091
	7,192	6,369	$17.09	$4.51	$4.89	$108,814	$48,950	$75,738	$2,374,248
Gold
Sudbury [5]	7,040	5,822	$1,248	$400	$769	$7,264	$455	$4,930	$391,757
Salobo	57,514	50,478	1,259	400	381	63,577	24,163	43,386	2,861,619
Constancia	2,332	2,356	1,252	400	409	2,949	1,043	2,007	123,758
Other [6]	11,241	13,309	1,283	361	297	17,080	8,320	12,192	39,240
	78,127	71,965	$1,263	$393	$398	$90,870	$33,981	$62,515	$3,416,374
Operating results						$199,684	$82,931	$138,253	$5,790,622
Corporate costs
General and administrative							$(9,069)	$(6,869)
Interest expense							(6,482)	(6,513)
Other							(324)	(190)
Income tax recovery							556	-
Total corporate costs							$(15,319)	$(13,572)	$205,388
							$67,612	$124,681	$5,996,010

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 29 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests and the Cozamin silver interest, which expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2017 were as follows:
Three Months Ended June 30, 2017
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	73.0	12,898	11,625	$ 17.18	$ 4.90	$ 12.28	$ 5.14	$ 7.14
Gold equivalent basis	73.0	176,591	159,161	$ 1,255	$ 358	$ 897	$ 376	$ 521

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 31 of this MD&A.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [14]

Three Months Ended June 30, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,596	1,426	$17.49	$4.24	$1.11	$24,945	$17,321	$18,898	$143,490
Peñasquito	867	886	16.11	4.09	3.05	14,272	7,945	10,649	425,247
Antamina	1,707	2,202	16.96	3.42	9.94	37,344	7,934	29,818	846,474
Constancia	778	520	16.92	5.90	7.41	8,795	1,874	5,727	285,140
Other [4]	2,659	2,108	17.72	5.50	4.36	37,355	16,570	25,026	808,504
	7,607	7,142	$17.18	$4.46	$5.49	$122,711	$51,644	$90,118	$2,508,855
Gold
Sudbury [5]	15,054	11,351	$1,258	$400	$787	$14,280	$806	$9,636	$490,227
Salobo	35,627	45,396	1,263	400	423	57,357	19,985	39,198	2,122,575
Constancia	4,622	3,610	1,258	400	409	4,539	1,618	3,095	128,428
Other [6]	15,885	10,400	1,295	404	601	13,464	3,016	8,779	72,963
	71,188	70,757	$1,267	$401	$507	$89,640	$25,425	$60,708	$2,814,193
Operating results						$212,351	$77,069	$150,826	$5,323,048
Corporate costs
General and administrative							$(9,959)	$(9,560)
Interest expense							(4,590)	(5,155)
Other							(1,599)	(1,844)
Income tax expense							(615)	-
Total corporate costs							$(16,763)	$(16,559)	$238,161
							$60,306	$134,267	$5,561,209

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 29 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests and the Cozamin silver interest, which expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2016 were as follows:

Three Months Ended June 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	75.0	12,947	12,451	$ 17.06	$ 4.84	$ 12.22	$ 6.03	$ 6.19
Gold equivalent basis	75.0	172,566	165,945	$ 1,280	$ 363	$ 917	$ 452	$ 465
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 31 of this MD&A.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [15]

Silver Production
For the three months ended June 30, 2017, attributable silver production was 7.2 million ounces relative to 7.6 million ounces for the comparable period in 2016, with the 0.4 million ounce decrease being primarily attributable to the following factors:

•
623,000 ounce (39%) decrease related to the San Dimas mine, due primarily to lower throughput as a result of a strike initiated by the union at San Dimas on February 15, 2017 which was resolved on April 18, 2017 (please refer to the discussion under San Dimas on page 4 of this MD&A for more information);

•	356,000 ounce (13%) decrease related to silver production at the Other mines, due primarily to the expiration of the Cozamin silver purchase agreement; and

•	232,000 ounce (30%) decrease related to silver production at the Constancia mine, due primarily to lower grades; partially offset by

•
616,000 ounce (71%) increase related to the Peñasquito mine which, as per Goldcorp's second quarter of 2017 MD&A, was primarily due to higher grade ore as a result of mine sequencing in Phases 5 and 6, and higher mill throughput as the second quarter of 2016 included a prolonged period of planned and unplanned maintenance.

Gold Production
For the three months ended June 30, 2017, attributable gold production was 78,100 ounces relative to 71,200 ounces for the comparable period in 2016, with the 6,900 ounce increase being primarily attributable to the following factors:

•
21,900 ounce (61%) increase related to the Salobo mine, due primarily to the acquisition of an additional 25% gold interest in the Salobo mine in the third quarter of 2016 with average throughput being 96% in Q2-2017 compared to 87% in Q2-2016; partially offset by

•
8,000 ounce (53%) decrease related to the Sudbury mines which, as per Vale's second quarter of 2017 production report, was due to the three-week scheduled maintenance in June for all surface operations in addition to the scheduled rebuild and expansion in capacity of Furnace #2, which was off-line for the entire second quarter and will resume operation in the third quarter.

Net Earnings and Cash Flow from Operations
For the three months ended June 30, 2017, net earnings and cash flow from operations were $68 million and $125 million, respectively, relative to $60 million and $134 million, respectively, for the comparable period in 2016, with the $8 million increase in net earnings being primarily attributable to the following factors:

•	$6 million increase due to an increase in the operating margin per ounce, due primarily to lower depletion rates per ounce of gold sold;

•	$2 million increase related to the composition of mines from which silver and gold is produced;

•	$2 million increase related to a 10% increase in payable gold ounces produced; and

•	$1 million increase as a result of a decrease in corporate costs as explained in the Corporate Costs section of this MD&A ($3 million increase from a cash flow perspective); partially offset by

•	$3 million decrease related to a 6% decrease in payable silver ounces produced; and

•	$1 million decrease as a result of the timing of shipments of stockpiled concentrate and doré.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [16]

Six Months Ended June 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,596	1,641	$17.23	$4.28	$1.46	$28,265	$18,841	$21,243	$138,173
Peñasquito	2,822	2,499	17.29	4.13	2.88	43,214	25,693	32,894	410,876
Antamina	3,352	2,623	17.10	3.48	9.81	44,851	9,983	35,717	790,072
Constancia	1,086	942	17.35	5.90	7.36	16,346	3,854	10,586	269,036
Other [4]	4,984	3,889	17.31	5.24	3.74	67,302	32,380	44,695	766,091
	13,840	11,594	$17.25	$4.52	$4.90	$199,978	$90,751	$145,135	$2,374,248
Gold
Sudbury [5]	21,621	12,709	$1,230	$400	$769	$15,637	$776	$10,523	$391,757
Salobo	110,707	113,485	1,235	400	381	140,206	51,596	94,812	2,861,619
Constancia	4,763	4,671	1,232	400	409	5,756	1,975	3,874	123,758
Other [6]	25,397	29,497	1,222	356	407	36,058	13,550	21,186	39,240
	162,488	160,362	$1,233	$392	$417	$197,657	$67,897	$130,395	$3,416,374
Operating results						$397,635	$158,648	$275,530	$5,790,622
Corporate costs
General and administrative							$(16,967)	$(17,344)
Interest expense							(12,854)	(12,902)
Other							(419)	(680)
Income tax recovery							428	-
Total corporate costs							$(29,812)	$(30,926)	$205,388
							$128,836	$244,604	$5,996,010
1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests and the Cozamin silver interest, which expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the six months ended June 30, 2017 were as follows:

Six Months Ended June 30, 2017
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	71.5	25,453	23,053	$ 17.25	$ 5.00	$ 12.25	$ 5.37	$ 6.88
Gold equivalent basis	71.5	356,164	322,587	$ 1,233	$ 357	$ 876	$ 384	$ 492
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 31 of this MD&A.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [17]

Six Months Ended June 30, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	2,519	2,771	$16.21	$4.24	$1.11	$44,918	$30,103	$33,167	$143,490
Peñasquito	2,219	1,835	15.21	4.09	3.05	27,904	14,800	20,400	425,247
Antamina	3,728	4,081	15.81	3.21	9.94	64,538	10,861	51,421	846,474
Constancia	1,287	1,186	15.61	5.90	7.41	18,512	2,723	11,514	285,140
Other [4]	5,386	4,821	16.11	4.93	4.12	77,687	34,088	52,774	808,504
	15,139	14,694	$15.89	$4.30	$5.30	$233,559	$92,575	$169,276	$2,508,855
Gold
Sudbury [5]	22,949	20,358	$1,221	$400	$787	$24,853	$687	$16,710	$490,227
Salobo	74,101	80,762	1,218	400	423	98,374	31,887	66,069	2,122,575
Constancia	8,057	8,543	1,193	400	409	10,189	3,275	6,771	128,428
Other [6]	27,938	26,352	1,248	374	564	32,887	8,176	23,164	72,963
	133,045	136,015	$1,223	$395	$504	$166,303	$44,025	$112,714	$2,814,193
Operating results						$399,862	$136,600	$281,990	$5,323,048
Corporate costs
General and administrative							$(20,803)	$(20,022)
Interest expense							(11,522)	(11,274)
Other							(2,759)	(2,673)
Income tax expense							(231)	-
Total corporate costs							$(35,315)	$(33,969)	$238,161
							$101,285	$248,021	$5,561,209

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests and  the Cozamin silver interest, which expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the six months ended June 30, 2016 were as follows:

Six Months Ended June 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	75.8	25,226	25,008	$ 15.99	$ 4.67	$ 11.32	$ 5.85	$ 5.47
Gold equivalent basis	75.8	332,683	329,807	$ 1,212	$ 354	$ 858	$ 444	$ 414
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 31 of this MD&A.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [18]

Silver Production
For the six months ended June 30, 2017, attributable silver production was 13.8 million ounces, relative to 15.1 million ounces for the comparable period in 2016, with the 1.3 million ounce decrease being primarily attributable to the following factors:

•
923,000 ounce (37%) decrease related to the San Dimas mine, due primarily to lower throughput as a result of a strike initiated by the union at San Dimas on February 15, 2017 which was resolved on April 18, 2017 (please refer to the discussion under San Dimas on page 4 of this MD&A for more information), partially offset by higher grades;

•
399,000 ounce (7%) decrease related to silver production at the Other silver mines, due primarily to the expiration of the Cozamin silver purchase agreement coupled with lower throughput, grades and recoveries at the Yauliyacu mine;

•	375,000 ounce (10%) decrease related to the silver stream at the Antamina mine, primarily due to lower throughput and recovery; and

•	201,000 ounce (16%) decrease related to the silver stream at the Constancia mine, primarily due to lower grades; partially offset by

•	603,000 ounce (27%) increase related to the Peñasquito mine which was primarily due to higher throughput as the second quarter of 2016 included a prolonged period of planned and unplanned maintenance.

Gold Production
For the six months ended June 30, 2017, attributable gold production was 162,500 ounces, relative to 133,000 ounces for the comparable period in 2016, with the 29,500 ounce increase being primarily attributable to the following factors:

•
36,600 ounce (49%) increase related to the Salobo mine, primarily due to the acquisition of an additional 25% gold interest in the Salobo mine in the third quarter of 2016, with average throughput being approximately 96% during the first 6 months of 2017 compared to 86% during the first 6 months of 2016; partially offset by

•	3,300 ounce (41%) decrease related to the Constancia mine, primarily due to lower grades; and

•
2,500 ounce (9%) decrease related to gold production at the Other mines, primarily due to a reduction of the Company's share of the gold production at the 777 mine from 100% to 50% effective January 1, 2017, partially offset by higher grades at the Minto mine.

Net Earnings and Cash Flow from Operations
For the six months ended June 30, 2017, net earnings and cash flow from operations were $129 million and $245 million, respectively, relative to $101 million and $248 million, respectively, for the comparable period in 2016, with the $28 million increase in net earnings being primarily attributable to the following factors:

•
$27 million increase due to an increase in the operating margin per ounce, due primarily to a 9% increase in the average realized selling price per ounce of silver sold combined with lower depletion rates per ounce of gold sold;

•	$9 million increase related to a 23% increase in payable gold ounces produced;

•	$6 million increase as a result of a decrease in corporate costs as explained in the Corporate Costs section of this MD&A ($3 million increase from a cash flow perspective);

•	$3 million increase related to the composition of mines from which silver and gold is produced; partially offset by

•	$8 million decrease related to an 9% decrease in payable silver ounces produced; and

•	$9 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$5 million decrease relating to the Other silver interests, primarily attributable to Zinkgruvan;
ii.	$3 million decrease relating to the Antamina mine; and
iii.	$2 million decrease relating to the San Dimas mine.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [19]

Corporate Costs

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
General and administrative	$ 9,069	$ 9,959	$ 16,967	$ 20,803
Interest expense	6,482	4,590	12,854	11,522
Income tax (recovery) expense	(556)	615	(428)	231
Other
Other income	(1,075)	(54)	(2,173)	(86)
Other expense	1,358	1,600	2,507	2,256
Foreign exchange loss	41	53	85	589
Total other corporate costs	$ 324	$ 1,599	$ 419	$ 2,759
Total corporate costs	$ 15,319	$ 16,763	$ 29,812	$ 35,315

General and Administrative

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 3,120	$ 3,060	$ 6,345	$ 5,996
PSUs	(23)	708	(457)	3,029
Total salaries and benefits	$ 3,097	$ 3,768	$ 5,888	$ 9,025
Depreciation	245	235	487	466
Donations	449	220	831	907
Professional fees	1,212	2,164	1,873	3,253
Other	2,793	2,367	5,419	4,550
Cash settled general and administrative	$ 7,796	$ 8,754	$ 14,498	$ 18,201
Equity settled stock based compensation (a non-cash expense)	1,273	1,205	2,469	2,602
Total general and administrative	$ 9,069	$ 9,959	$ 16,967	$ 20,803

For the three and six months ended June 30, 2017, general and administrative expenses decreased by $1 million and $4 million, respectively, relative to the comparable periods in the previous year, with the decrease being primarily the result of the reversal of previously accrued costs associated with the Company's performance share units ("PSUs").

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [20]

Other Income

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Dividend income	$ 15	$ 14	$ 30	$ 20
Interest income	72	40	133	66
Proceeds relative to the Mercator Minerals bankruptcy	-	-	1,022	-
Other	988	-	988	-
Total other income	$ 1,075	$ 54	$ 2,173	$ 86

For the three and six months ended June 30, 2017, other income increased by $1 million and $2 million, respectively, relative to the comparable periods in the previous year, with the variance being primarily the result of the receipt of an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States. This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

Other Expense

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Stand-by fees	$ 715	$ 1,005	$ 1,356	$ 1,430
Letter of guarantee	457	372	754	437
Amortization of credit facility origination fees - undrawn facilities	179	214	340	321
Other	7	9	57	68
Total other expense	$ 1,358	$ 1,600	$ 2,507	$ 2,256

Interest Costs

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Average principle outstanding during period	$ 1,024,166	$ 830,922	$ 1,065,683	$ 1,130,273
Average effective interest rate during period	2.53%	2.21%	2.41%	2.04%
Total interest costs incurred during period	$ 6,482	$ 4,590	$12,854	$ 11,522

During the three months ended June 30, 2017, the Company incurred interest costs of $6 million at an effective interest rate of 2.53%, all of which was expensed.  During the three months ended June 30, 2016, the Company incurred interest costs of $5 million at an effective interest rate of 2.21%, all of which was expensed.

During the six months ended June 30, 2017, the Company incurred interest costs of $13 million at an effective interest rate of 2.41%, all of which was expensed.  During the six months ended June 30, 2016, the Company incurred interest costs of $12 million at an effective interest rate of 2.04%, all of which was expensed.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [21]

Liquidity and Capital Resources1

As at June 30, 2017, the Company had cash and cash equivalents of $77 million (December 31, 2016 - $124 million) and working capital of $71 million (December 31, 2016 – $109 million).

Three Months Ended June 30, 2017
During the three months ended June 30, 2017, the Company generated operating cash flows of $125 million compared with $134 million during the comparable period of 2016, with the decrease being primarily related to a decrease in the number of silver ounces sold.

During the three months ended June 30, 2017, the Company had net cash outflows from financing activities of $163 million, which was primarily the result of repayments under the Company's revolving term loan ("Revolving Facility") in the amount of $111 million and dividend payments totaling $52 million. During the three months ended June 30, 2016, the Company had net cash outflows from financing activities of $94 million, which was primarily the result of repayments under the Company's revolving term loan in the amount of $665 million and dividend payments totaling $37 million, with these cash outflows being partially offset by the receipt of $607 million related to the bought deal equity financing which closed during April 2016.

During the three months ended June 30, 2017, the Company had virtually no cash flows from investing activities. During the three months ended June 30, 2016, the Company had net cash outflows from investing activities of $2 million, which was primarily related to upfront cash payments totaling $2 million paid to Panoro related to the Cotabambas Early Deposit Agreement.

Six Months Ended June 30, 2017
During the six months ended June 30, 2017, the Company generated operating cash flows of $245 million compared with $248 million during the comparable period of 2016, with the decrease in the number of silver ounces sold during the six month period being offset by an increase in the number of gold ounces sold in addition to an increase in the price realized on the sale of silver ounces.

During the six months ended June 30, 2017, the Company had net cash outflows from financing activities of $292 million, which was primarily the result of repayments under the Company's Revolving Facility in the amount of $240 million and dividend payments totaling $52 million. During the six months ended June 30, 2016, the Company had net cash outflows from financing activities of $224 million, which was primarily the result of (i) repayments under the Company's Revolving Facility in the amount of $760 million; (ii) dividend payments totaling $37 million; and (iii) the repurchase of common shares under the normal course issuer bid ("NCIB") totaling $33 million; partially offset by (iv) the receipt of $607 million related to the bought deal equity financing which closed during April 2016.

During the six months ended June 30, 2017, the Company had net cash inflows from investing activities of $0.1 million, which was primarily related to a $1 million settlement payment received relative to the Mercator Bankruptcy, partially offset by an upfront cash payment of $0.8 million paid to Panoro related to the Cotabambas Early Deposit Agreement.  During the six months ended June 30, 2016, the Company had net cash outflows from investing activities of $3 million, which was primarily related to upfront cash payments totaling $2 million paid to Panoro related to the Cotabambas Early Deposit Agreement.

In the opinion of management, the $77 million of cash and cash equivalents as at June 30, 2017, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [22]

Contractual Obligations and Contingencies1

Silver and Gold Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% ³	0%	$4.28	n/a	Life of Mine	15-Oct-04
Peñasquito	25%	0%	$4.13	n/a	Life of Mine	24-Jul-07
Salobo	0%	75%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Constancia	100%	50% [4]	$5.90 [5]	$400 [5]	Life of Mine	8-Aug-12
Other
Los Filos	100%	0%	$4.29	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.29	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [6]	0%	$8.80 [7]	n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%	$4.22 [8]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [9]	$4.14	$318	Life of Mine	20-Nov-08
Neves-Corvo	100%	0%	$4.22	n/a	50 years	5-Jun-07
Aljustrel	100% [10]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$ variable ¹¹	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years ¹²	8-Sep-09
Veladero	100% [13]	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [14]
777	100%	50%	$6.08 [5]	$412 [5]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [15]	25% [15]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.30 per ounce, subject to an annual inflationary factor.

3)	Wheaton Precious Metals is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
5)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
6)	Wheaton Precious Metals is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
7)
Should the market price of silver exceed $20 per ounce, in addition to the $8.80 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.80 per ounce of silver delivered.

8)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton Precious Metals and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton Precious Metals over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton Precious Metals' defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Wheaton Precious Metals only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
12)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
13)	Wheaton Precious Metals' attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
14)	Terms of the agreement not yet finalized.
15)
Once 90 million silver equivalent ounces attributable to Wheaton Precious Metals have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [23]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2017	2018 - 2020	2021 - 2022	After 2022	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$953,000	$-	$953,000	$-	$953,000
Interest [2]	13,378	88,887	37,441	-	139,706	-	139,706
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	750	4,500	3,000	1,000	9,250	126,000	135,250
Operating leases	627	3,575	1,848	1,950	8,000	-	8,000
Total contractual obligations	$14,755	$96,962	$995,289	$2,950	$1,109,956	$527,550	$1,637,506

1)	At June 30, 2017, the Company had $953 million drawn and outstanding on the Revolving Facility.
2)
As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at June 30, 2017 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2017 if the feasibility documentation has not been delivered to Wheaton Precious Metals by such date, Wheaton Precious Metals may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton Precious Metals elects to terminate, Wheaton Precious Metals will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton Precious Metals elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton Precious Metals and terminate the agreement.

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $5 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $9 million to Panoro, spread over up to eight years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [24]

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton Precious Metals will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Primero Mining Corp.
On March 30, 2017, Wheaton Precious Metals and certain of its subsidiaries provided a guarantee to the lenders under the Primero Facility, which is set to mature on November 23, 2017, capped at a maximum of $81.5 million, plus interest, fees and expenses. Primero will pay Wheaton Precious Metals a fee of 5% per annum in connection with the Guarantee.

Other1
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the Canada Revenue Agency ("CRA") totaling $272 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Wheaton Precious Metals subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton Precious Metals is vigorously defending its tax filing positions.

On January 8, 2016, Wheaton Precious Metals commenced an appeal in the Tax Court of Canada. Wheaton Precious Metals was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, Wheaton Precious Metals posted security in the form of a letter of guarantee in the amount of $148 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. On March 15, 2017, an additional letter of guarantee in the amount of $8 million (Cdn$10 million) was delivered to the CRA as security for estimated interest for the following year. The timing for the court process is uncertain.

2011 – 2013 Taxation Years: Audit of International Transactions
The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

1 The assessment by management of the expected impact of the Reassessments on the Company is "forward-looking information". Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company's interpretation of, or compliance with, tax laws, is found to be incorrect. Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [25]

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010 Taxation Years

Transfer pricing provisions of the Act should apply such that Wheaton Precious Metals' income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton Precious Metals' foreign subsidiaries.

		CRA has reassessed Wheaton Precious Metals and is seeking to increase Wheaton Precious Metals' income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton Precious Metals and is seeking to impose income tax of $155 million (Cdn$201 million). (2),(3)
Wheaton Precious Metals has posted security in the form of letters of guarantee totaling $156 million (Cdn$202 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2018.(3),(4)
An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton Precious Metals' income subject to tax in Canada by approximately $1.2 billion. (5)	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $239 million (Cdn$310 million).(5), (6)	N/A	Time to complete CRA audit unknown.
2014-2016 Taxation Years	Remain open to audit by CRA.
If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton Precious Metals' income subject to tax in Canada by approximately $550 million. (5)
			If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $135 million (Cdn$175 million). (5), (7)	N/A	N/A

1)
For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.

2)
For the 2005-2010 taxation years, transfer pricing penalties of $55 million (Cdn$72 million) and interest and other penalties of $62 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $272 million (Cdn$353 million). Additional interest accruing to December 31, 2016 on the total amount reassessed is estimated at $19 million (Cdn$24 million) for the 2005-2010 taxation years.

3)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of $12 million and $14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively.  Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years.  However, interest and penalties of $1.3 million remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2013 taxation years.

4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under such precious metal purchase agreements is equal to the market value of such precious metal.

6)
If CRA were to reassess the 2011-2013 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $120 million and interest (calculated to December 31, 2016) and other penalties of approximately $81 million may be applicable for the 2011-2013 taxation years.

7)
If CRA were to reassess the 2014-2016 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $55 million and interest (calculated to December 31, 2016) and other penalties of approximately $14 million may be applicable for the 2014- 2016 taxation years.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

U.S. Shareholder Class Action
During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Wheaton Precious Metals Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [26]

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. The Court has set a trial date of March 26, 2019.
The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action
By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer.  The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton Precious Metals common shares in Wheaton Precious Metals' March 2015 public offering, and (ii) acquired Wheaton Precious Metals common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Share Capital
On April 14, 2016, the Company completed a bought-deal equity financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Wheaton Precious Metals were sold at a price of $16.60 per share, for aggregate gross proceeds to Wheaton Precious Metals of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company's $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

During the three months ended June 30, 2017, the Company received cash proceeds of $0.2 million from the exercise of 13,000 share purchase options at a weighted average exercise price of Cdn$23.61 per option (six months - $1 million from the exercise of 53,050 share purchase options at a weighted average exercise price of Cdn$25.15). During the three and six months ended June 30, 2016, the Company received cash proceeds of $1 million from the exercise of 32,400 share purchase options at a weighted average exercise price of $25.98 per option, with all exercises taking place during the three months ended June 30, 2016.

The Company received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. The Company repurchased 3,060,454 common shares under the normal course issuer bid ("NCIB") at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the three months ended March 31, 2016 at an average price of $14.43 per share. The NCIB continued in effect until its expiration on September 22, 2016.

As of August 10, 2017, there were 442,005,404 outstanding common shares, 4,254,870 share purchase options, 311,411 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at June 30, 2017.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [27]

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company does not anticipate the adoption of this amended standard will have a material impact on its consolidated financial statements.

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company does not anticipate the adoption of this amended standard will have a material impact on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this amended standard and anticipates that upon adoption of this standard, the leases associated with its offices in Vancouver and the Cayman Islands will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this amended standard will have a material impact on its Consolidated Statement of Earnings.

Early adoption of the above standards is permitted.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [28]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2017	2016	2017	2016
Cash generated by operating activities	$124,681	$134,267	$244,604	$248,021
Divided by:
Basic weighted average number of shares outstanding	441,784	436,726	441,635	419,838
Diluted weighted average number of shares outstanding	442,370	436,986	442,168	420,019
Equals:
Operating cash flow per share - basic	$0.28	$0.31	$0.55	$0.59
Operating cash flow per share - diluted	$0.28	$0.31	$0.55	$0.59

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [29]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016	2017	2016
Cost of sales	$116,753	$135,282	$238,987	$263,262
Less: depletion	(59,772)	(75,074)	(123,715)	(146,417)
Cash cost of sales	$56,981	$60,208	$115,272	$116,845
Cash cost of sales is comprised of:
Total cash cost of silver sold	$28,711	$31,867	$52,411	$63,120
Total cash cost of gold sold	28,270	28,341	62,861	53,725
Total cash cost of sales	$56,981	$60,208	$115,272	$116,845
Divided by:
Total silver ounces sold	6,369	7,142	11,594	14,694
Total gold ounces sold	71,965	70,757	160,362	136,015
Equals:
Average cash cost of silver (per ounce)	$4.51	$4.46	$4.52	$4.30
Average cash cost of gold (per ounce)	$393	$401	$392	$395

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [30]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016	2017	2016
Total sales:
Silver	$108,814	$122,711	$199,978	$233,559
Gold	$90,870	$89,640	$197,657	$166,303
Divided by:
Total silver ounces sold	6,369	7,142	11,594	14,694
Total gold ounces sold	71,965	70,757	160,362	136,015
Equals:
Average realized price of silver (per ounce)	$17.09	$17.18	$17.25	$15.89
Average realized price of gold (per ounce)	$1,263	$1,267	$1,233	$1,223
Less:
Average cash cost of silver [1] (per ounce)	$(4.51)	$(4.46)	$(4.52)	$(4.30)
Average cash cost of gold [1] (per ounce)	$(393)	$(401)	$(392)	$(395)
Equals:
Cash operating margin per silver ounce sold	$12.58	$12.72	$12.73	$11.59
As a percentage of realized price of silver	74%	74%	74%	73%
Cash operating margin per gold ounce sold	$870	$866	$841	$828
As a percentage of realized price of gold	69%	68%	68%	68%

1)	Refer to discussion on non-IFRS measure (iii) on page 30 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Subsequent Events

Declaration of Dividend
On August 10, 2017, the Board of Directors approved a change to the Company's stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters, an increase of 50% compared to former dividend policy. On this basis, on August 10, 2017, the Board of Directors declared a dividend in the amount of $0.10 per common share. This dividend is payable to shareholders of record on August 25, 2017 and is expected to be distributed on or about September 8, 2017. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton Precious Metals common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Kutcho Early Deposit Agreement
The Company has announced that it has signed a non-binding term sheet with Desert Star Resources Ltd. ("Desert Star") to enter into an Early Deposit Precious Metals Purchase Agreement (the "Kutcho Early Deposit Agreement") for the Kutcho project located in British Columbia (the "Kutcho Project"). Under the terms of the proposed Kutcho Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver and gold production from the Kutcho Project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, at which point the stream will decrease to 66.67% of silver and gold production for the life of mine.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [31]

Under the proposed Kutcho Early Deposit Agreement, the Company will pay a total cash consideration of $65 million (subject to certain customary conditions including the acquisition of the Kutcho Project by Desert Star) plus an ongoing production payment of 20% of the spot silver and gold price. Of the $65 million total upfront amount, $7 million will be advanced to Desert Star on an early deposit basis, which will be used for purposes of funding a definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"). Following receipt of the Feasibility Documentation and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Kutcho Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $7 million paid less $1 million payable upon certain triggering events occurring. The Company will be required to make an additional payment to Desert Star, of up to $20 million if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

The Company has also agreed to participate in up to 14% of a Desert Star equity financing to a maximum of Cdn$4 million, where the funds are to be used for the acquisition of the Kutcho Project.

The entering into of the Kutcho Early Deposit Agreement is subject to the completion of the acquisition of the Kutcho Project by Desert Star, the negotiation and completion of definitive documentation and certain other typical conditions and approvals. There can be no assurance that the Kutcho Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet or at all.

Controls and Procedures

Disclosure Controls and Procedures
Wheaton Precious Metals' management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton Precious Metals' disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2017. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Wheaton Precious Metals' disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2017.

Internal Control Over Financial Reporting
The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company's internal control over financial reporting during the three months ended June 30, 2017 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of June 30, 2017.

Limitation of Controls and Procedures
The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [32]

 Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [33]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2016, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,20)
As of December 31, 2016 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	98.5	32.8	103.7	48.8	24.6	38.6	147.3	30.1	142.3	75-80%
Heap Leach	2.1	23.0	1.6	0.5	20.8	0.3	2.6	22.6	1.9	22-28%
San Dimas (10, 11)	1.0	361.0	11.5	3.0	308.0	29.7	4.0	321.2	41.2	92%
Antamina (33.75%) (12,13)
Copper	38.8	8.0	10.0	64.1	8.0	16.5	102.9	8.0	26.5	71%
Copper-Zinc	19.9	17.0	10.9	63.5	13.0	26.5	83.4	14.0	37.4	71%
Pascua-Lama (25%)	7.3	70.3	16.5	62.2	67.6	135.2	69.5	67.9	151.7	82%
Veladero (12)	2.0	17.1	1.1	35.9	17.1	19.8	37.9	17.1	20.9	8%
Lagunas Norte (12)	4.5	4.5	0.6	16.0	4.5	2.3	20.5	4.5	2.9	34%
Constancia	451.7	3.0	43.0	128.7	2.8	11.4	580.4	2.9	54.4	70%
Zinkgruvan
Zinc	7.4	81.0	19.2	3.4	51.0	5.6	10.8	71.6	24.8	83%
Copper	3.6	29.0	3.3	-	-	-	3.6	29.0	3.3	70%
Neves-Corvo
Copper	6.4	35.0	7.2	19.7	35.0	22.2	26.1	35.0	29.4	24%
Zinc	7.4	75.0	17.9	16.0	63.0	32.5	23.4	66.8	50.4	30%
Yauliyacu (14)	1.6	239.0	12.5	5.1	170.0	27.9	6.7	186.7	40.4	83%
777	3.1	31.5	3.1	1.4	31.0	1.4	4.5	31.4	4.5	48%
Stratoni	0.1	169.0	0.6	0.1	144.0	0.3	0.2	159.8	1.0	80%
Minto	0.5	5.9	0.1	3.4	5.1	0.6	3.9	5.2	0.7	78%
Los Filos	23.9	5.4	4.1	16.8	10.4	5.6	40.7	7.4	9.7	5%
Rosemont (15)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Metates Royalty (19)	4.3	17.2	2.4	12.3	13.1	5.2	16.5	14.2	7.5	66%
Total Silver			335.7			391.8			727.5
Gold
Salobo (75%) (10)	467.8	0.36	5.48	415.9	0.30	3.95	883.7	0.33	9.44	68%
Sudbury (70%) (12)	-	-	-	39.2	0.44	0.55	39.2	0.44	0.55	77%
Constancia (50%)	225.9	0.05	0.37	64.4	0.07	0.14	290.2	0.05	0.51	61%
777 (50%)	1.5	2.01	0.10	0.7	2.04	0.05	2.2	2.02	0.14	59%
Minto	0.5	0.41	0.01	3.4	0.65	0.07	3.9	0.62	0.08	77%
Toroparu (10%) (18)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Metates Royalty (19)	4.3	0.70	0.10	12.3	0.45	0.18	16.5	0.52	0.27	91%
Total Gold			6.16			5.25			11.41

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [34]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,20)
As of December 31, 2016 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	29.6	27.2	25.9	46.3	22.8	33.9	75.9	24.5	59.8
Heap Leach	1.8	32.1	1.9	3.8	23.6	2.9	5.6	26.4	4.8
San Dimas (10, 11)	0.7	371.4	7.8	1.4	223.6	9.8	2.0	271.5	17.6
Antamina (33.75%) (12,13)
Copper	15.5	6.0	3.0	111.4	9.0	32.2	126.9	8.6	35.2
Copper-Zinc	6.4	16.0	3.3	46.6	18.0	27.0	53.0	17.8	30.3
Pascua-Lama (25%)	3.4	28.9	3.2	35.8	25.4	29.3	39.2	25.7	32.4
Constancia	171.7	2.3	12.9	304.3	1.9	19.0	476.0	2.1	31.9
Zinkgruvan
Zinc	1.5	99.4	4.7	5.2	103.2	17.2	6.6	102.3	21.9
Copper	1.6	35.2	1.8	0.6	36.0	0.7	2.2	35.4	2.5
Neves-Corvo
Copper	8.6	49.2	13.6	36.4	49.3	57.6	45.0	49.3	71.2
Zinc	8.4	57.0	15.3	76.0	54.0	131.9	84.4	54.3	147.2
Yauliyacu (14)	3.6	233.0	26.8	11.2	215.2	77.4	14.8	219.5	104.2
777	-	-	-	0.7	26.2	0.6	0.7	26.2	0.6
Stratoni	0.4	222.2	2.7	0.01	144.7	0.04	0.4	220.3	2.7
Minto	5.2	2.9	0.5	21.3	3.5	2.4	26.5	3.4	2.9
Los Filos	111.7	6.3	22.7	270.2	9.3	81.2	381.8	8.5	103.9
Rosemont (15)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Aljustrel (16)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.9	500.0	14.6	0.9	500.0	14.6
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (17)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (18)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Total Silver			163.7			643.6			807.3
Gold
Salobo (75%) (10)	28.0	0.44	0.39	143.0	0.31	1.43	171.0	0.33	1.82
Sudbury (70%) (12)	-	-	-	11.5	0.20	0.07	11.5	0.20	0.07
Constancia (50%)	85.8	0.04	0.11	152.2	0.03	0.16	238.0	0.04	0.28
777 (50%)	-	-	-	0.4	1.82	0.02	0.4	1.82	0.02
Minto	5.2	0.35	0.06	21.3	0.39	0.27	26.5	0.38	0.33
Cotabambas (25%) (17)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Toroparu (10%) (18)	0.9	0.87	0.03	8.5	0.85	0.23	9.4	0.85	0.26
Total Gold			0.59			2.40			2.99

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [35]

Attributable Inferred Resources (1,2,3,4,5,9,20)
As of December 31, 2016 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	7.1	19.4	4.4
Heap Leach	0.01	5.0	0.002
San Dimas (10, 11)	7.2	317.3	73.5
Antamina (33.75) (12,13)
Copper	219.4	8.0	56.4
Copper-Zinc	115.9	15.0	55.9
Pascua-Lama (25%)	3.8	17.8	2.2
Constancia	138.1	1.7	7.5
Zinkgruvan
Zinc	7.9	83.0	21.0
Copper	0.2	25.0	0.2
Neves-Corvo
Copper	12.8	37.0	15.2
Zinc	11.4	52.0	19.0
Yauliyacu (14)	0.5	275.3	4.7
777	0.7	31.0	0.7
Minto	16.2	2.8	1.5
Los Filos	162.7	9.8	51.3
Rosemont (15)	59.1	1.7	3.2
Aljustrel (16)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	408.0	4.5
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (17)	605.3	2.3	45.4
Toroparu (50%) (18)	64.8	0.1	0.2
Metates Royalty (19)	0.8	9.5	0.2
Total Silver			381.2
Gold
Salobo (75%) (10)	144.1	0.28	1.31
Sudbury (70%) (12)	9.8	0.37	0.12
Constancia (50%)	69.0	0.02	0.04
777 (50%)	0.3	1.72	0.02
Minto	16.2	0.28	0.15
Cotabambas (25%) (17)	151.3	0.17	0.84
Toroparu (10%) (18)	13.7	0.76	0.33
Metates Royalty (19)	0.8	0.39	0.01
Total Gold			2.82

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [36]

Notes on Reserves & Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering), both employees of the Company (the "Company's QPs").
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves.  The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2016 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
b.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
c.	Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.
d.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
e.	Mineral Resources and Mineral Reserves for the Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2016.
f.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.
g.
Mineral Resources and Mineral Reserves for the Toroparu project gold  are reported as of March 31, 2013, Mineral Resources for the Toroparu project silver are reported as of September 1, 2014 and Mineral Resources for the Sona Hill project gold are reported as of February 22, 2017.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.97 per pound copper, $1.03 per pound zinc, $10.70 per pound molybdenum and $18.72 per ounce silver.
b.	Constancia mine - $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
c.	Lagunas Norte and Veladero mines - $1,000 per ounce gold and $13.75 per ounce silver.
d.	Los Filos mine - $1,200 per ounce gold and $18.00 per ounce silver.
e.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
f.	Minto mine – 0.5% copper cut-off for Open Pit and 1.2% copper cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
g.
Neves-Corvo mine – 1.3% copper equivalent cut-off for the copper Mineral Reserves and 5.2% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

h.	Pascua-Lama project - $1,200 per ounce gold, $16.50 per ounce silver and $2.75 per pound copper.
i.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
j.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.
k.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
l.	San Dimas mine – 3.22 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
m.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $7.74 per ounce silver, $0.82 per pound lead and $0.91 per pound zinc.
n.	Sudbury mines - $1,200 per ounce gold, $6.63 per pound nickel, $2.39 per pound copper, $1,150 per ounce platinum, $750 per ounce palladium and $12.50 per pound cobalt.
o.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
p.	Yauliyacu mine - $18.00 per ounce silver, $2.64 per pound copper, $0.89 per pound lead and $0.99 per pound zinc.
q.
Zinkgruvan mine – 3.9% zinc equivalent cut-off for the zinc Mineral Reserve and 1.5% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

r.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Mineral Resources and 4.0% zinc cut-off for Estação zinc Mineral Resources.
b.	Antamina mine - $2.97 per pound copper, $1.03 per pound zinc, $10.70 per pound molybdenum and $18.72 per ounce silver.
c.	Constancia mine – $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [37]

i.	Bellekeno mine – Cdn$185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Lucky Queen, Onek, Flame and Moth and Bermingham – Cdn$185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.
iii.	Elsa Tailings project – 50 grams per tonne silver cut-off.
f.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
g.	Los Filos mine - $1,400 per ounce gold and $20.00 per ounce silver.
h.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
i.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.
j.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 3.0% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.
k.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
l.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and zinc.
m.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.
n.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.
o.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.
p.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $7.74 per ounce silver, $0.82 per pound lead and $0.91 per pound zinc.
q.	Sudbury mines - $1,200 per ounce gold, $6.63 per pound nickel, $2.39 per pound copper, $1,150 per ounce platinum, $750 per ounce palladium and $12.50 per pound cobalt.
r.
Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold for the Toroparu project and 0.31 grams per tonne gold cut-off assuming $1,400 per ounce gold for the Sona Hill project.

s.	Yauliyacu mine – $18.00 per ounce silver, $2.64 per pound copper and $0.89 per pound lead and $0.99 per pound zinc.
t.
Zinkgruvan mine – 3.9% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

u.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.
10.	The scientific and technical information in this document regarding the Peñasquito mine and the San Dimas mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:
a.	Peñasquito - Goldcorp annual information form filed on March 16, 2017; and
b.	San Dimas - Primero annual information form filed on March 31, 2017.
The Company QP's have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine and the San Dimas mine Mineral Resource and Mineral Reserve estimates, as well as the Company's Mineral Resource and Mineral Reserve estimates for the Salobo mine.
11.
The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of mine.

12.
The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, and Antamina silver interests, in addition to the Sudbury gold interests, have been constrained to the production expected for the various contracts.

13.
The Antamina Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company's discretion.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

14.
The Yauliyacu silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.
16.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine
17.
Under the terms of the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

18.
The Company's agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

19.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

20.
Silver and gold subject to the precious metal purchase agreements are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [38]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•
statements with respect to the successful negotiation and entering into of a definitive documentation by the Company with Desert Star, payment by the Company of $65 million to Desert Star and the satisfaction of each party's obligations in accordance with the Kutcho Early Deposit Agreement;

•	the receipt by the Company of silver and gold production in respect of the Kutcho project;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton Precious Metals' production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Wheaton Precious Metals' production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the impact on Primero of the unionized employee strike at the San Dimas mine which concluded in April 2017 and any other labour disruptions;
•	the ability of Primero to continue as a going concern;
•	the ability of Primero to achieve expected production levels;
•	the Guarantee of the Primero Facility;
•	possible amendments to the San Dimas silver purchase agreement as a result of any strategic process or discussions with Primero;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton Precious Metals to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	any specific risks relating to the completion of documentation and diligence for the Kutcho Early Deposit Agreement;

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [39]

•	the satisfaction of each party's obligations in accordance with the terms of the Kutcho Early Deposit Agreement;
•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton Precious Metals receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•	Primero not being able to profitably operate the San Dimas mine due to the impact of the strike or other labour disruptions;
•	Primero not being able to continue as a going concern;
•	Primero not being able to achieve expected production levels;
•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•	Primero failing to make required payments or otherwise defaulting under its credit facility and the Company having to meet its guarantee obligations under the Guarantee;
•	amendments to the San Dimas silver purchase agreement have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Wheaton Precious Metals' interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton Precious Metals' acquisition strategy;
•	risks related to the market price of the common shares of Wheaton Precious Metals;
•	equity price risks related to Wheaton Precious Metals' holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton Precious Metals and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton Precious Metals or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton Precious Metals and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [40]

•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton Precious Metals and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton Precious Metals' Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton Precious Metals' Form 40-F filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the completion of documentation and diligence in respect of the Kutcho Early Deposit Agreement;
•	the payment of $65 million to Desert Star and the satisfaction of each party's obligations in accordance with the terms of the Kutcho Early Deposit Agreement;
•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	that the impact on Primero of the unionized employee strike or other labour disruptions at the San Dimas mine will not be significant;
•	that Primero is able to continue as a going concern;
•	that Primero is able to achieve expected production levels;
•	that Primero will make all required payments and not be in default under the Primero Facility;
•	that any amendments to the San Dimas silver purchase agreement will not have a material adverse effect on the Company's business, financial condition, results of operation or cash flows
•	Wheaton Precious Metals' ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Wheaton Precious Metals will be successful in challenging any reassessment by the CRA;
•	Wheaton Precious Metals has properly considered the application of Canadian tax law to its structure and operations;
•	Wheaton Precious Metals will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Wheaton Precious Metals has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Wheaton Precious Metals will not change its business as a result of any CRA reassessment;
•	Wheaton Precious Metals' ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton Precious Metals' Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [41]

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton Precious Metals has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton Precious Metals. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton Precious Metals' expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton Precious Metals does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [42]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton Precious Metals more generally, readers should refer to Wheaton Precious Metals' Annual Information Form for the year ended December 31, 2016 and other continuous disclosure documents filed by Wheaton Precious Metals since January 1, 2017, available on SEDAR at www.sedar.com. Wheaton Precious Metals' Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton Precious Metals' mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton Precious Metals' Form 40-F, a copy of which may be obtained from Wheaton Precious Metals or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [43]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2017	2016	2017	2016
Sales	5	$199,684	$212,351	$397,635	$399,862
Cost of sales
Cost of sales, excluding depletion		$56,981	$60,208	$115,272	$116,845
Depletion	11	59,772	75,074	123,715	146,417
Total cost of sales		$116,753	$135,282	$238,987	$263,262
Gross margin		$82,931	$77,069	$158,648	$136,600
Expenses
General and administrative [1]	6	$9,069	$9,959	$16,967	$20,803
Interest expense	14.1	6,482	4,590	12,854	11,522
Other income	7	(1,075)	(54)	(2,173)	(86)
Other expense	8	1,358	1,600	2,507	2,256
Foreign exchange loss		41	53	85	589
		$15,875	$16,148	$30,240	$35,084
Earnings before income taxes		$67,056	$60,921	$128,408	$101,516
Income tax recovery (expense)	20	556	(615)	428	(231)
Net earnings		$67,612	$60,306	$128,836	$101,285

Basic earnings per share		$0.15	$0.14	$0.29	$0.24
Diluted earnings per share		$0.15	$0.14	$0.29	$0.24
Weighted average number of shares outstanding
Basic	18	441,784	436,726	441,635	419,838
Diluted	18	442,370	436,986	442,168	420,019
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,273	$1,205	$2,469	$2,602

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [44]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2017	2016	2017	2016
Net earnings		$67,612	$60,306	$128,836	$101,285
Other comprehensive income
Items that will not be reclassified to net earnings
Gain on long-term investments - common shares held	10	7,475	30,581	$11,038	$47,453
Deferred income tax expense	20	(722)	-	(457)	-
Total other comprehensive income		$6,753	$30,581	$10,581	$47,453
Total comprehensive income		$74,365	$90,887	$139,417	$148,738

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [45]

Condensed Interim Consolidated Balance Sheets

	Note	As at June 30	As at December 31
(US dollars in thousands - unaudited)		2017	2016
Assets
Current assets
Cash and cash equivalents		$76,575	$124,295
Accounts receivable	9	3,775	2,316
Other		2,250	1,481
Total current assets		$82,600	$128,092
Non-current assets
Silver and gold interests	11	$5,790,622	$5,919,272
Early deposit - silver and gold interests	12	20,711	20,064
Royalty interest	13	9,107	9,107
Long-term investments	10	80,595	64,621
Other		12,375	12,163
Total non-current assets		$5,913,410	$6,025,227
Total assets		$5,996,010	$6,153,319
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$11,419	$18,829
Current portion of performance share units	17.1	-	228
Total current liabilities		$11,419	$19,057
Non-current liabilities
Bank debt	14.1	$953,000	$1,193,000
Deferred income taxes	20	53	262
Performance share units	17.1	810	1,012
Total non-current liabilities		$953,863	$1,194,274
Total liabilities		$965,282	$1,213,331
Shareholders' equity
Issued capital	15	$3,457,319	$3,445,914
Reserves	16	67,632	55,301
Retained earnings		1,505,777	1,438,773
Total shareholders' equity		$5,030,728	$4,939,988
Total liabilities and shareholders' equity		$5,996,010	$6,153,319
Commitments and contingencies	14, 21

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [46]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2017	2016	2017	2016
Operating activities
Net earnings		$67,612	$60,306	$128,836	$101,285
Adjustments for
Depreciation and depletion		60,016	75,308	124,202	146,883
Amortization of credit facility origination fees:
Interest expense		184	149	384	406
Amortization of credit facility origination fees - undrawn facilities	8	179	214	340	321
Interest expense		6,298	4,441	12,470	11,116
Equity settled stock based compensation		1,273	1,205	2,469	2,602
Performance share units	17.1	(23)	(2,142)	(457)	179
Deferred income tax (recovery) expense	20	(820)	603	(705)	232
Investment income recognized in net earnings		(87)	(55)	(163)	(86)
Other		(44)	58	(1,074)	88
Change in non-cash working capital	19	(3,466)	(705)	(8,929)	(3,796)
Cash generated from operations before interest paid and received		$131,122	$139,382	$257,373	$259,230
Interest paid - expensed		(6,513)	(5,155)	(12,902)	(11,274)
Interest received		72	40	133	65
Cash generated from operating activities		$124,681	$134,267	$244,604	$248,021
Financing activities
Bank debt repaid	14.1	$(111,000)	$(665,000)	$(240,000)	$(760,000)
Credit facility origination fees	14.1	(5)	-	(1,305)	(1,300)
Shares issued	15.1	-	632,547	-	632,547
Share issue costs	15.1	-	(25,834)	-	(25,834)
Repurchase of share capital	15.1	-	-	-	(33,126)
Share purchase options exercised	16.2	280	599	1,002	599
Dividends paid	15.2	(52,108)	(36,740)	(52,108)	(36,740)
Cash used for financing activities		$(162,833)	$(94,428)	$(292,411)	$(223,854)
Investing activities
Silver and gold interests	11	$-	$(11)	$-	$(284)
Interest paid - capitalized to silver interests		-	-	-	(615)
Early deposit - silver and gold interests	12	(15)	(2,041)	(894)	(2,042)
Proceeds on disposal of silver interest	7	-	-	1,022	-
Dividend income received		15	14	30	20
Other		(32)	(60)	(86)	(107)
Cash (used for) generated from investing activities		$(32)	$(2,098)	$72	$(3,028)
Effect of exchange rate changes on cash and cash equivalents		$10	$(27)	$15	$54
(Decrease) increase in cash and cash equivalents		$(38,174)	$37,714	$(47,720)	$21,193
Cash and cash equivalents, beginning of period		114,749	86,776	124,295	103,297
Cash and cash equivalents, end of period		$76,575	$124,490	$76,575	$124,490
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [47]

Condensed Interim Consolidated Statements of Shareholders' Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2016	404,039	$2,815,569	$53,717	$28,286	$3,313	$(108,513)	$(23,197)	$1,358,363	$4,150,735
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$40,979	$40,979
OCI [1]		-	-	-	-	16,872	16,872	-	16,872
Total comprehensive loss		$-	$-	$-	$-	$16,872	$16,872	$40,979	$57,851
DIT [1] recovery (expense)		$(382)	$-	$-	$-	$-	$-	$-	$(382)
Shares cancelled (Note 15.1)	(2,295)	(16,017)	-	-	-	-	-	(17,109)	(33,126)
SBC [1] expense		-	-	1,197	200	-	1,397	-	1,397
RSUs [1] released	19	378	-	-	(378)	-	(378)	-	-
Dividends (Note 15.2)		-	-	-	-	-	-	(20,088)	(20,088)
At March 31, 2016	401,763	$2,799,548	$53,717	$29,483	$3,135	$(91,641)	$(5,306)	$1,362,145	$4,156,387
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$60,306	$60,306
OCI [1]		-	-	-	-	30,581	30,581	-	30,581
Total comprehensive loss		$-	$-	$-	$-	$30,581	$30,581	$60,306	$90,887
Shares issued	38,105	$632,547	$-	$-	$-	$-	$-	$-	$632,547
Share issue costs		(26,398)	-	-	-	-	-	-	(26,398)
DIT [1] recovery (expense)		595	-	-	-	-	-	-	595
SBC [1] expense		-	-	1,030	175	-	1,205	-	1,205
Options [1] exercised	33	813	-	(158)	-	-	(158)	-	655
DRIP [1]	307	5,349	-	-	-	-	-	-	5,349
Dividends		-	-	-	-	-	-	(22,000)	(22,000)
At June 30, 2016	440,208	$3,412,454	$53,717	$30,355	$3,310	$(61,060)	$26,322	$1,400,451	$4,839,227
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$93,852	$93,852
OCI [1]		-	-	-	-	(3,454)	(3,454)	-	(3,454)
Total comprehensive income (loss)		$-	$-	$-	$-	$(3,454)	$(3,454)	$93,852	$90,398
SBC [1] expense		$-	$-	$2,099	$359	$-	$2,458	$-	$2,458
Options [1] exercised	930	27,667	-	(6,391)	-	-	(6,391)	-	21,276
DIT [1] recovery (expense)		(755)	-	-	-	-	-	-	(755)
Warrants [1] modification (Note 16.1)	-	-	29,360	-	-	-	29,360	-	29,360
Share issue costs		(7)	-	-	-	-	-	-	(7)
Realized loss on disposal of LTI's [1]		-	-	-	-	7,006	7,006	(7,006)	-
DRIP [1]	318	6,555	-	-	-	-	-	-	6,555
Dividends		-	-	-	-	-	-	(48,524)	(48,524)
At December 31, 2016	441,456	$3,445,914	$83,077	$26,063	$3,669	$(57,508)	$55,301	$1,438,773	$4,939,988
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$61,224	$61,224
OCI [1]		-	-	-	-	3,828	3,828	-	3,828
Total comprehensive income		$-	$-	$-	$-	$3,828	$3,828	$61,224	$65,052
DIT [1] recovery (expense)		$(152)	$-	$-	$-	$-	$-	$-	$(152)
SBC [1] expense		-	-	982	214	-	1,196	-	1,196
Options [1] exercised	40	968	-	(192)	-	-	(192)	-	776
RSUs [1] released	21	483	-	-	(483)	-	(483)	-	-
Dividends (Note 15.2)		-	-	-	-	-	-	(30,906)	(30,906)
At March 31, 2017	441,517	$3,447,213	$83,077	$26,853	$3,400	$(53,680)	$59,650	$1,469,091	$4,975,954
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$67,612	$67,612
OCI [1]		-	-	-	-	6,753	6,753	-	6,753
Total comprehensive income		$-	$-	$-	$-	$6,753	$6,753	$67,612	$74,365
DIT [1] recovery (expense)		113	-	-	-	-	-	-	113
SBC [1] expense		-	-	680	593	-	1,273	-	1,273
Options [1] exercised	13	269	-	(44)	-	-	(44)	-	225
DRIP [1]	475	9,724	-	-	-	-	-	-	9,724
Dividends (Note 15.2)		-	-	-	-	-	-	(30,926)	(30,926)
At June 30, 2017	442,005	$3,457,319	$83,077	$27,489	$3,993	$(46,927)	$67,632	$1,505,777	$5,030,728
1)
Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "DRIP" = Dividend Reinvestment Plan; "DIT" = Deferred Income Taxes; "LTI's" = Long-Term Investments; "Warrants" = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) is a mining company which generates its revenue primarily from the sale of silver and gold. Wheaton Precious Metals Corp. ("Wheaton Precious Metals" or the "Company"), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol WPM.

The Company has entered into 18 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 29 different mining assets (20 of which are currently operating and 9 of which are at various stages of development), whereby Wheaton Precious Metals acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price.  During the three months ended June 30, 2017, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.51 and $393, respectively. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Wheaton Precious Metals upon sale.

The condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2017 were authorized for issue as of August 10, 2017 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000's) unless otherwise noted. References to "Cdn$" refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2016 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2017 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.2.	Future Changes in Accounting Policies
The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:
•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company does not anticipate the adoption of this amended standard will have a material impact on its consolidated financial statements.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company does not anticipate the adoption of this amended standard will have a material impact on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:
•
IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this amended standard and anticipates that upon adoption of this standard, the leases associated with its offices in Vancouver and the Cayman Islands will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this amended standard will have a material impact on its Consolidated Statement of Earnings.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company's condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Silver and gold interests are significant assets of the Company, with a carrying value of $5.8 billion at June 30, 2017. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

3.2.	Depletion
The Company's silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.  The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets
The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been extremely volatile over the past several years and should price levels decline in the future for an extended period of time, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment. Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

3.4.	Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 16.2, 16.3, and 17.1, respectively.

3.5.	Contingencies
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including a dispute with the Canada Revenue Agency ("CRA") in respect of the Company's international transactions covering the 2005 to 2010 taxation years and an audit of the Company's international transactions covering the 2011 to 2013 taxation years. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.  Refer to Note 21 for more information.

Critical Accounting Judgments

3.6.	Functional Currency
The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities' revenues are denominated in US dollars;
•	The entities' cash cost of sales are denominated in US dollars;
•	The majority of the entities' cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

3.7.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. Refer to Note 21 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2017
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$76,575	$76,575	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	589	-	589	-
Long-term investments - common shares held	80,595	80,595	-	-
	$157,759	$157,170	$589	$-

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

	December 31, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$124,295	$124,295	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	503	-	503	-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(1,170)	-	(1,170)	-
Long-term investments - common shares held	64,621	64,621	-	-
	$188,249	$188,916	$(667)	$-

The Company's cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

The Company's trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company's long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company's bank debt (Note 14.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.	Revenue

	Three Months Ended June 30				Six Months Ended June 30
(in thousands)	2017		2016		2017		2016
Sales
Silver
Silver credit sales	$95,799	48%	$105,708	50%	$170,228	43%	$194,875	49%
Concentrate sales	13,015	6%	17,003	8%	29,750	7%	38,684	9%
	$108,814	54%	$122,711	58%	$199,978	50%	$233,559	58%
Gold
Gold credit sales	$81,696	41%	$89,320	42%	$177,195	45%	$154,921	39%
Concentrate sales	9,174	5%	320	0%	20,462	5%	11,382	3%
	$90,870	46%	$89,640	42%	$197,657	50%	$166,303	42%
Total sales revenue	$199,684	100%	$212,351	100%	$397,635	100%	$399,862	100%

Silver and Gold Credit Sales
Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at June 30, 2017 or June 30, 2016. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales
Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

6.	General and Administrative

		Three Months Ended June 30		Six Months Ended June 30
(in thousands)	Note	2017	2016	2017	2016
Salaries and benefits
Salaries and benefits, excluding PSUs		$3,120	$3,060	$6,345	$5,996
PSUs	17.1	(23)	708	(457)	3,029
Total salaries and benefits		$3,097	$3,768	$5,888	$9,025
Depreciation		245	235	487	466
Donations		449	220	831	907
Professional fees		1,212	2,164	1,873	3,253
Other		2,793	2,367	5,419	4,550
Cash settled general and administrative		$7,796	$8,754	$14,498	$18,201
Equity settled stock based compensation (a non-cash expense)		1,273	1,205	2,469	2,602
Total general and administrative		$9,069	$9,959	$16,967	$20,803

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

7.	Other Income

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Dividend income	$15	$14	$30	$20
Interest income	72	40	133	66
Proceeds relative to the Mercator Minerals bankruptcy	-	-	1,022	-
Other	988	-	988	-
Total other income	$1,075	$54	$2,173	$86

Proceeds relative to the Mercator Minerals bankruptcy
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States.  This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

8.	Other Expense

		Three Months Ended June 30		Six Months Ended June 30
(in thousands)	Note	2017	2016	2017	2016
Stand-by fees	14.1	$715	$1,005	$1,356	$1,430
Letter of guarantee	14.2	457	372	754	437
Amortization of credit facility origination fees - undrawn facilities	14.1	179	214	340	321
Other		7	9	57	68
Total other expense		$1,358	$1,600	$2,507	$2,256

9.	Accounts Receivable

		June 30	December 31
(in thousands)	Note	2017	2016
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$589	$503
Other accounts receivables		3,186	1,813
Total accounts receivable		$3,775	$2,316

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

10.	Long-Term Investments

	Jun 30, 2017	Three Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2017	Dec 31, 2016
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Fair Value
Bear Creek	$ 21,465	$ (1,236)	$ (1,752)	$ 23,217
Other	59,130	8,711	12,790	41,404
Total common shares held	$ 80,595	$ 7,475	$ 11,038	$ 64,621

	Jun 30, 2016	Three Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2016
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI
Bear Creek	$ 29,671	$ 16,376	$ 24,113
Other	37,558	14,205	23,340
Total common shares held	$ 67,229	$ 30,581	$ 47,453

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

On March 29, 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. ("Alexco") to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017 Alexco issued 3 million shares to Wheaton Precious Metals which had a fair value of $5 million. These shares have been reflected as a component of Other long-term investments in these financial statements.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

11.	Silver and Gold Interests

Six Months Ended June 30, 2017
Cost					Accumulated Depletion & Impairment				Carrying Amount Jun 30, 2017
(in thousands)	Balance Jan 1, 2017	Additions (Reductions)	Disposals [1]	Balance Jun 30, 2017	Balance Jan 1, 2017	Depletion	Disposal [1]	Balance Jun 30, 2017
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(49,756)	$(2,402)	$-	$(52,158)	$138,173
Peñasquito	524,626	-	-	524,626	(106,549)	(7,201)	-	(113,750)	410,876
Antamina	900,343	-	-	900,343	(84,537)	(25,734)	-	(110,271)	790,072
Constancia	302,948	-	-	302,948	(26,977)	(6,935)	-	(33,912)	269,036
Other [1,2]	1,329,731	(4,935)	(41,959)	1,282,837	(544,161)	(14,544)	41,959	(516,746)	766,091
	$3,247,979	$(4,935)	$(41,959)	$3,201,085	$(811,980)	$(56,816)	$41,959	$(826,837)	$2,374,248
Gold interests
Sudbury [3]	$623,864	$-	-	$623,864	$(222,329)	$(9,778)	-	$(232,107)	$391,757
Salobo	3,059,876	-	-	3,059,876	(155,041)	(43,216)	-	(198,257)	2,861,619
Constancia	136,058	-	-	136,058	(10,388)	(1,912)	-	(12,300)	123,758
Other [4]	402,232	-	-	402,232	(350,999)	(11,993)	-	(362,992)	39,240
	$4,222,030	$-	$-	$4,222,030	$(738,757)	$(66,899)	$-	$(805,656)	$3,416,374
	$7,470,009	$(4,935)	$(41,959)	$7,423,115	$(1,550,737)	$(123,715)	$41,959	$(1,632,493)	$5,790,622

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 and the fully depleted value of this contract has been reflected as a disposal.

2)
On March 29, 2017, the Company amended its silver purchase agreement with Alexco to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017 Alexco issued 3 million shares to Wheaton Precious Metals which had a fair value of $5 million. The fair value of these shares have been reflected as a reduction to the cost base of the Keno Hill silver interest.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

	Year Ended December 31, 2016
	Cost			Accumulated Depletion & Impairment			Carrying Amount Dec 31, 2016
(in thousands)	Balance Jan 1, 2016	Additions	Balance Dec 31, 2016	Balance Jan 1, 2016	Depletion & Impairment	Balance Dec 31, 2016
Silver interests
San Dimas	$190,331	$-	$190,331	$(43,776)	$(5,980)	$(49,756)	$140,575
Peñasquito	524,626	-	524,626	(93,779)	(12,770)	(106,549)	418,077
Antamina	900,289	54	900,343	(13,308)	(71,229)	(84,537)	815,806
Constancia	302,948	-	302,948	(9,017)	(17,960)	(26,977)	275,971
Other [1]	1,329,731	-	1,329,731	(501,379)	(42,782)	(544,161)	785,570
	$3,247,925	$54	$3,247,979	$(661,259)	$(150,721)	$(811,980)	$2,435,999
Gold interests
Sudbury [2]	$623,864	$-	$623,864	$(117,614)	$(104,715)	$(222,329)	$401,535
Salobo	2,230,368	829,508	3,059,876	(73,611)	(81,430)	(155,041)	2,904,835
Constancia	136,058	-	136,058	(4,133)	(6,255)	(10,388)	125,670
Other [3]	402,232	-	402,232	(314,418)	(36,581)	(350,999)	51,233
	$3,392,522	$829,508	$4,222,030	$(509,776)	$(228,981)	$(738,757)	$3,483,273
	$6,640,447	$829,562	$7,470,009	$(1,171,035)	$(379,702)	$(1,550,737)	$5,919,272

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2017			December 31, 2016
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$41,422	$96,751	$138,173	$35,023	$105,552	$140,575
Peñasquito	301,594	109,282	410,876	282,547	135,530	418,077
Antamina	413,172	376,900	790,072	431,170	384,636	815,806
Constancia	248,183	20,853	269,036	255,119	20,852	275,971
Other [1]	104,640	661,451	766,091	96,391	689,179	785,570
	$1,109,011	$1,265,237	$2,374,248	$1,100,250	$1,335,749	$2,435,999
Gold interests
Sudbury [2]	$327,191	$64,566	$391,757	$333,868	$67,667	$401,535
Salobo	2,277,021	584,598	2,861,619	2,315,355	589,480	2,904,835
Constancia	114,138	9,620	123,758	117,691	7,979	125,670
Other [3]	39,240	-	39,240	51,233	-	51,233
	$2,757,590	$658,784	$3,416,374	$2,818,147	$665,126	$3,483,273
	$3,866,601	$1,924,021	$5,790,622	$3,918,397	$2,000,875	$5,919,272

1)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

12.	Early Deposit – Silver and Gold Interests
Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Wheaton Precious Metals can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 21 for more information). Once Wheaton Precious Metals has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Silver and Gold Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration To be Paid [2]	Total Upfront Consideration [1]	Silver	Gold	Term of Agreement
Toroparu	Sandspring	Guyana	$ 15,500	$ 138,000	$ 153,500	50%	10%	Life of Mine
Cotabambas	Panoro	Peru	4,750	135,250	140,000	100% ³	25% ³	Life of Mine
			$ 20,250	$ 273,250	$ 293,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs.
2)	Please refer to Note 21 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton Precious Metals have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

13.	Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Credit Facilities

14.1.	Bank Debt

	June 30	December 31
(in thousands)	2017	2016
Current portion	$ -	$ -
Long-term portion	953,000	1,193,000
Gross bank debt outstanding [1]	$ 953,000	$ 1,193,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Interest Expense During Period
Average principle outstanding during period	$ 1,024,166	$ 830,922	$ 1,065,683	$ 1,130,272
Average effective interest rate during period	2.53%	2.21%	2.41%	2.04%
Total interest expense incurred during period	$ 6,482	$ 4,590	$ 12,854	$ 11,522

On February 27, 2017, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2022. The Company incurred fees of $1.3 million in relation to this extension.

The Company's Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants.

At the Company's option, amounts drawn under the Revolving Facility incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.20% to 1.20%.  Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company's leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

14.2.	Letters of Guarantee
As more fully disclosed in Note 21, on March 15, 2016, the Company entered into a Letter of Guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of $148 million (Cdn$192 million). On March 15, 2017, an additional letter of guarantee in the amount of $8 million (Cdn$10 million) was delivered to the CRA as security for estimated interest for the following year. The Letters of Guarantee, which renew annually and have no set expiration date, carry an annual fee of 100 basis points.

15.	Issued Capital

	Note	June 30	December 31
(US dollars in thousands)		2017	2016
Issued capital
Share capital issued and outstanding: 442,005,404 common shares (December 31, 2016: 441,456,217 common shares)	15.1	$3,457,319	$3,445,914

15.1.	Shares Issued (Cancelled)
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at June 30, 2017, the Company had no preference shares outstanding.

The Company received TSX approval to repurchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. The Company repurchased 3,060,454 common shares under the normal course issuer bid ("NCIB") at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the three months ended March 31, 2016 at an average price of $14.43 per share.

On April 14, 2016, the Company completed a bought-deal common share financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Wheaton Precious Metals were sold at a price of $16.60 per share, for aggregate gross proceeds to Wheaton Precious Metals of approximately $633 million.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company's $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2016 to June 30, 2017 is presented below:

	Number of Shares	Weighted Average Price
At January 1, 2016	404,039,065
Shares cancelled [1]	(2,295,665)	US$6.98
Restricted share units released [2]	19,386	$0.00
At March 31, 2016	401,762,786
Shares issued	38,105,250	US$16.60
Share purchase options exercised [2]	32,400	Cdn$25.97
Dividend reinvestment plan [3]	307,164	US$17.41
At June 30, 2016	440,207,600
Share purchase options exercised [2]	930,850	Cdn$29.56
Dividend reinvestment plan [3]	317,767	US$20.63
At December 31, 2016	441,456,217
Share purchase options exercised [2]	40,050	Cdn$25.65
Restricted share units released [2]	20,750	$0.00
At March 31, 2017	441,517,017
Share purchase options exercised [2]	13,000	Cdn$23.61
Dividend reinvestment plan [3]	475,387	US$20.46
At June 30, 2017	442,005,404

1)	The weighted average price of shares cancelled represents the total weighted average price of the Company's common shares immediately prior to the cancellation of the shares.
2)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
3)
The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton Precious Metals common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

15.2.	Dividends Declared
During the three months ended June 30, 2017, the Company declared and paid dividends to its shareholders in the amount of $0.07 per common share for total dividends of $31 million.  Approximately 13% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company's dividend reinvestment plan ("DRIP"). As a result, $27 million of dividend payments were made in cash and $4 million in common shares issued, with the Company issuing 207,405 common shares under the Company's DRIP (six months - $0.14 per common share for total dividends of $62 million, all of which was paid during the three months ended June 30, 2017, with the payment being comprised of $52 million in cash and $10 million in common shares issued, with the Company issuing 475,387 common shares under the Company's DRIP).

During the three months ended June 30, 2016, the Company declared and paid dividends to its shareholders in the amount of $0.05 per common share for total dividends of $22 million, with the payment being comprised of $19 million in cash and $3 million in common shares issued, with the Company issuing 170,256 common shares under the Company's DRIP (six months - $0.10 per common share for total dividends of $42 million, all of which was paid during the three months ended June 30, 2016, with the payment being comprised of $37 million in cash and $5 million in common shares issued, with the Company issuing 307,164 common shares under the Company's DRIP).

As at June 30, 2017, cumulative dividends of $674 million have been declared and paid by the Company.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

16.	Reserves

	Note	June 30	December 31
(in thousands)		2017	2016
Reserves
Share purchase warrants	16.1	$83,077	$83,077
Share purchase options	16.2	27,489	26,063
Restricted share units	16.3	3,993	3,669
Long-term investment revaluation reserve, net of tax	16.4	(46,927)	(57,508)
Total reserves		$67,632	$55,301

16.1.	Share Purchase Warrants
A continuity schedule of the Company's share purchase warrants ("warrants") from January 1, 2016 to June 30, 2017 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2016	10,000,000	$65.00	1.00	$53,717
Modification to terms		(21.25)	1.00	29,360
At December 31, 2016 and June 30, 2017	10,000,000	$43.75	1.00	$83,077

In connection with the Company's acquisition of the Sudbury gold interest, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million common shares of Wheaton Precious Metals at an exercise price of $65.00 per warrant. The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

In connection with the Company's second amendment to the Salobo gold interest, on August 16, 2016 the exercise price of these warrants was lowered from $65.00 to $43.75 per warrant.  This amendment was also valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company's common shares.

16.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton Precious Metals on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility; historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$27.60	n/a	Cdn$27.51	Cdn$23.26
Expected dividend yield	1.21%	n/a	1.14%	1.15%
Expected volatility	35%	n/a	36%	35%
Risk-free interest rate	0.73%	n/a	0.92%	0.63%
Expected option life, in years	2.5	n/a	2.5	2.5
Weighted average fair value per option granted	Cdn$5.68	n/a	Cdn$5.87	Cdn$4.78

A continuity schedule of the Company's share purchase options reserve from January 1, 2016 to June 30, 2017 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2016	$ 28,286
Recognition of fair value of share purchase options issued	1,197
At March 31, 2016	$ 29,483
Recognition of fair value of share purchase options issued	1,030
Share purchase options exercised	(158)
At June 30, 2016	$ 30,355
Recognition of fair value of share purchase options issued	2,099
Share purchase options exercised	(6,391)
At December 31, 2016	$ 26,063
Recognition of fair value of share purchase options issued	982
Share purchase options exercised	(192)
At March 31, 2017	$ 26,853
Recognition of fair value of share purchase options issued	680
Share purchase options exercised	(44)
At June 30, 2017	$ 27,489

During the three months ended June 30, 2017, the Company issued 1,820 share purchase options with a weighted average exercise price of Cdn$27.60 per option and a fair value of Cdn$5.68 per option (six months - 486,920 share purchase options with a weighted average exercise price of Cdn$27.51 per option and a fair value of $2 million, or Cdn$5.87 per option). For the comparable period in 2016 no share purchase options were issued by the Company (six months - 1,151,900 share purchase options with a weighted average exercise price of Cdn$23.26 per option and a fair value of $4 million, or Cdn$4.78 per option).

Equity settled stock based compensation expense during the three and six months ended June 30, 2017 included the recognition of $1 million and $2 million, respectively, of the fair value of the share purchase options issued, compared to $1 million and $2 million during the comparable periods in 2016.

At June 30, 2017, there were 4,254,870 share purchase options outstanding with a weighted average exercise price of Cdn$26.89 per option.  For the comparable period in 2016, there were 5,029,200 share purchase options outstanding with a weighted average exercise price of Cdn$27.65 per option.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

A continuity schedule of the Company's outstanding share purchase options from January 1, 2016 to June 30, 2017 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2016	4,285,300	Cdn$29.88
Granted (fair value - $4 million or Cdn$4.78 per option)	1,151,900	23.26
Forfeited	(201,800)	41.58
At March 31, 2016	5,235,400	Cdn$26.32
Exercised	(32,400)	25.98
Forfeited	(173,800)	32.50
At June 30, 2016	5,029,200	Cdn$27.65
Granted (fair value - $0.1 million or Cdn$8.19 per option)	8,000	39.52
Exercised	(930,850)	29.56
Forfeited	(8,950)	24.63
At December 31, 2016	4,097,400	Cdn$27.36
Granted (fair value - $2 million or Cdn$5.87 per option)	485,100	27.51
Exercised	(40,050)	25.65
Forfeited	(35,000)	32.40
At March 31, 2017	4,507,450	Cdn$27.32
Granted (fair value - Cdn$5.68 per option)	1,820	27.60
Exercised	(13,000)	23.61
Forfeited	(241,400)	34.81
At June 30, 2017	4,254,870	Cdn$26.89

As it relates to share purchase options, during the three months ended June 30, 2017, the weighted average share price at the time of exercise was Cdn$29.08 per share (six months - Cdn$27.87 per share). During the six months ended June 30, 2016, the weighted average share price at the time of exercise was Cdn$27.00 per share, with all exercises taking place during the three months ended June 30, 2016.

16.3.	Restricted Share Units ("RSUs")
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company's Board of Directors or the Company's Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

A continuity schedule of the Company's restricted share units reserve from January 1, 2016 to June 30, 2017 is presented below:
(in thousands)	Restricted Share Units Reserve
At January 1, 2016	$ 3,313
Recognition of fair value of RSUs issued	200
Restricted share units released	(378)
At March 31, 2016	$ 3,135
Recognition of fair value of RSUs issued	175
At June 30, 2016	$ 3,310
Recognition of fair value of RSUs issued	359
At December 31, 2016	$ 3,669
Recognition of fair value of RSUs issued	214
Restricted share units released	(483)
At March 31, 2017	$ 3,400
Recognition of fair value of RSUs issued	593
At June 30, 2017	$ 3,993

During the three months ended June 30, 2017, the Company issued 370 RSUs with a fair value of Cdn$27.60 per RSU (six months - 140,780 RSUs with a fair value of $3 million or Cdn$27.51 per RSU). For the same period in 2016, no RSUs were issued by the Company (six months - 38,000 RSUs with a fair value of $1 million or Cdn$23.26 per RSU).

Equity settled stock based compensation expense during the three and six months ended June 30, 2017 included the recognition of $0.6 million and $0.8 million, respectively, of the fair value of RSUs issued, compared to $0.2 million and $0.4 million during the comparable periods in 2016.

As of June 30, 2017, there were 311,411 RSUs outstanding. For the comparable period in 2016, there were 188,931 RSUs outstanding.

16.4.	Long-Term Investment Revaluation Reserve
The Company's long-term investments in common shares (Note 10) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments (2009), the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2016 to June 30, 2017 is presented below:

	Change in Fair Value Due To:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2016	$ (121,412)	$ 12,899	$ -	$ (108,513)
Unrealized gain (loss) on LTIs [1]	14,791	2,081	-	16,872
At March 31, 2016	$ (106,621)	$ 14,980	$ -	$ (91,641)
Unrealized gain (loss) on LTIs [1]	30,762	(181)	-	30,581
At June 30, 2016	$ (75,859)	$ 14,799	$ -	$ (61,060)
Unrealized gain (loss) on LTIs [1]	(688)	(1,920)	(846)	(3,454)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	7,006	-	-	7,006
At December 31, 2016	$ (69,541)	$ 12,879	$ (846)	$ (57,508)
Unrealized gain (loss) on LTIs [1]	3,093	470	265	3,828
At March 31, 2017	$ (66,448)	$ 13,349	$ (581)	$ (53,680)
Unrealized gain (loss) on LTIs [1]	5,559	1,916	(722)	6,753
At June 30, 2017	$ (60,889)	$ 15,265	$ (1,303)	$ (46,927)

1)	LTIs refers to long-term investments in common shares held.

17.	Stock Based Compensation

The Company's stock based compensation consists of share purchase options (Note 16.2), restricted share units (Note 16.3) and performance share units (Note 17.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

17.1.	Performance Share Units ("PSUs")
The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton Precious Metals common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company's common shares. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

A continuity schedule of the Company's PSU accrual from January 1, 2016 to June 30, 2017 is presented below:

PSU accrual liability
At January 1, 2016	$ 4,635
Accrual related to the anticipated fair value of the PSUs issued	2,321
Foreign exchange adjustment	277
At March 31, 2016	$ 7,233
Accrual related to the anticipated fair value of the PSUs issued	708
PSUs paid	(2,850)
Foreign exchange adjustment	11
At June 30, 2016	$ 5,102
Reversal of previously accrued costs related to the anticipated fair value of the PSUs issued	(3,662)
PSUs paid	(51)
Foreign exchange adjustment	(148)
At December 31, 2016	$ 1,241
Reversal of previously accrued costs related to the anticipated fair value of the PSUs issued	(434)
Foreign exchange adjustment	8
At March 31, 2017	$ 815
Reversal of previously accrued costs related to the anticipated fair value of the PSUs issued	(23)
Foreign exchange adjustment	18
At June 30, 2017	$ 810
Balance at June 30, 2017 comprised of:
Current liability	$ -
Long-term liability	810
Balance, end of period	$ 810

General and administrative expense during the six months ended June 30, 2017 included a $0.5 million cost recovery related to the anticipated fair value of the PSUs issued using a performance factor ranging from 0% to 99%, compared to a $3 million accrual during the comparable period in 2016 using a performance factor of 100%.

During the three months ended June 30, 2017, the Company issued 730 PSUs (six months - 196,890 PSUs).  For the comparable period of the previous year, the Company did not issue any PSUs (six months - 232,000 PSUs).

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2016 to June 30, 2017 is presented below:

Number of PSUs Outstanding
At January 1, 2016	663,296
Granted	232,000
At March 31, 2016	895,296
Dividend equivalent participation	4,073
Paid	(163,804)
Forfeited	(10,268)
At June 30, 2016	725,297
Dividend equivalent participation	3,513
Paid	(3,111)
Forfeited	(8,135)
At December 31, 2016	717,564
Granted	196,160
Paid [1]	(271,810)
At March 31, 2017	641,914
Granted	730
Dividend equivalent participation	4,004
At June 30, 2017	646,648
1) The PSUs paid out during the three months ended March 31, 2017 had a performance factor of 0% resulting in a cash disbursement of $Nil.

18.	Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Basic weighted average number of shares outstanding	441,784	436,726	441,635	419,838
Effect of dilutive securities
Share purchase options	275	71	277	-
Restricted share units	311	189	256	181
Diluted weighted average number of shares outstanding	442,370	436,986	442,168	420,019

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$27.46 (six months - Cdn$27.48), compared to Cdn$24.83 (six months - Cdn$22.30) for the comparable period in 2016.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Share purchase options	1,392	3,889	1,392	5,029
Share purchase warrants	10,000	10,000	10,000	10,000
Total	11,392	13,889	11,392	15,029

19.	Supplemental Cash Flow Information

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Change in non-cash working capital
Accounts receivable	$(510)	$(2,176)	$(1,459)	$(2,701)
Accounts payable and accrued liabilities	(2,119)	2,926	(6,701)	782
Other	(837)	(1,455)	(769)	(1,877)
Total change in non-cash working capital	$(3,466)	$(705)	$(8,929)	$(3,796)

20.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Current income tax expense (recovery) related to foreign jurisdictions	$264	$12	$277	$(1)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$810	$1,550	$1,577	$2,325
Reversal of a write down of previously recognized temporary differences	(1,630)	(947)	(2,282)	(2,093)
Total deferred income tax (recovery) expense	$(820)	$603	$(705)	$232
Income tax (recovery) expense recognized in net earnings	$(556)	$615	$(428)	$231

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Deferred income tax expense related to LTIs - common shares held	$722	$-	$457	$-
Deferred income tax expense recognized in OCI	$722	-	$457	$-

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$-	$(1,247)	$-	$(1,247)
Write down (reversal of write down) of previously recognized temporary differences	(113)	652	$39	$1,034
Deferred income tax recovery recognized in equity	$(113)	$(595)	$39	$(213)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2017	2016	2017	2016
Earnings before income taxes	$67,056	$60,921	$128,408	$101,516
Canadian federal and provincial income tax rates	26.00%	26.00%	26.00%	26.00%
Income tax expense based on above rates	$17,434	$15,839	$33,386	$26,394
Non-deductible stock based compensation and other	627	660	1,118	1,198
Differences in tax rates in foreign jurisdictions	(17,907)	(17,363)	(34,979)	(30,056)
Current period unrecognized temporary differences	920	2,426	2,329	4,788
Write down (reversal of write down) of previously recognized temporary differences	(1,630)	(947)	(2,282)	(2,093)
Income tax (recovery) expense	$(556)	$615	$(428)	$231

The majority of the Company's income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax. Refer to Note 21 for more information.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

The recognized deferred income tax assets and liabilities are offset on the balance sheet. The movement in deferred income tax assets and liabilities for the six months ended June 30, 2017 and the year ended December 31, 2016 is shown below:

	Six Months Ended June 30, 2017
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$3,508	$96	$-	$141	$3,745
Capital losses	846	457	-	-	1,303
Other	43	22	-	-	65
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Financing fees	173	(318)	-	(180)	(325)
Long-term investments	(846)	-	(457)	-	(1,303)
Silver and gold interests	(3,640)	239	-	-	(3,401)
Other	(262)	209	-	-	(53)
Total	$(262)	$705	$(457)	$(39)	$(53)

	Year Ended December 31, 2016
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$3,486	$19	$-	$3	$3,508
Financing fees	979	(261)	-	(545)	173
Capital losses	-	846	-	-	846
Other	276	(233)	-	-	43
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Long-term investments	-	-	(846)	-	(846)
Silver and gold interests	(4,657)	1,017	-	-	(3,640)
Other	(176)	(86)	-	-	(262)
Total	$(176)	$1,302	$(846)	$(542)	$(262)

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Deferred income tax assets in Canada not recognized are shown below:

	June 30	December 31
	2017	2016
Non-capital losses	$28,539	$25,002
Financing fees	9,057	10,480
Silver and gold interests	69,578	70,913
Other	1,157	1,394
Capital losses	10,562	11,019
Unrealized losses on long-term investments	7,950	8,928
Total	$126,843	$127,736

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

21.	Commitments and Contingencies

Silver and Gold Interests
The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% ³	0%	$4.28	n/a	Life of Mine	15-Oct-04
Peñasquito	25%	0%	$4.13	n/a	Life of Mine	24-Jul-07
Salobo	0%	75%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Constancia	100%	50% [4]	$5.90 [5]	$400 [5]	Life of Mine	8-Aug-12
Other
Los Filos	100%	0%	$4.29	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.29	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [6]	0%	$8.80 [7]	n/a	Life of Mine	23-Mar-06
Stratoni	100%	0%	$4.22 [8]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [9]	$4.14	$318	Life of Mine	20-Nov-08
Neves-Corvo	100%	0%	$4.22	n/a	50 years	5-Jun-07
Aljustrel	100% [10]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$ variable ¹¹	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years ¹²	8-Sep-09
Veladero	100% ¹³	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [14]
777	100%	50%	$6.08 [5]	$412 [5]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [15]	25% [15]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.30 per ounce, subject to an annual inflationary factor.

3)	Wheaton Precious Metals is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
5)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
6)	Wheaton Precious Metals is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
7)
Should the market price of silver exceed $20 per ounce, in addition to the $8.80 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.80 per ounce of silver delivered.

8)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton Precious Metals and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton Precious Metals over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton Precious Metals' defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Wheaton Precious Metals only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
12)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
13)	Wheaton Precious Metals' attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
14)	Terms of the agreement not yet finalized.
15)
Once 90 million silver equivalent ounces attributable to Wheaton Precious Metals have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2017	2018 - 2020	2021 - 2022	After 2022	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$953,000	$-	$953,000	$-	$953,000
Interest [2]	13,378	88,887	37,441	-	139,706	-	139,706
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	750	4,500	3,000	1,000	9,250	126,000	135,250
Operating leases	627	3,575	1,848	1,950	8,000	-	8,000
Total contractual obligations	$14,755	$96,962	$995,289	$2,950	$1,109,956	$527,550	$1,637,506

1)	At June 30, 2017, the Company had $953 million drawn and outstanding on the Revolving Facility.
2)
As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at June 30, 2017 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata
In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu
In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2017 if the feasibility documentation has not been delivered to Wheaton Precious Metals by such date, Wheaton Precious Metals may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton Precious Metals elects to terminate, Wheaton Precious Metals will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton Precious Metals elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton Precious Metals and terminate the agreement.

Cotabambas
In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $5 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $9 million to Panoro, spread over up to eight years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Salobo
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum ("Mtpa"). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton Precious Metals will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Primero Mining Corp. ("Primero")
On March 30, 2017, Wheaton Precious Metals and certain of its subsidiaries provided a guarantee to the lenders under Primero's existing revolving credit facility which is set to mature on November 23, 2017, capped at a maximum of $81.5 million, plus interest, fees and expenses (the "Guarantee"). Primero will pay Wheaton Precious Metals a fee of 5% per annum in connection with the Guarantee.

Other
Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute
On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the CRA totaling $272 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Wheaton Precious Metals subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton Precious Metals is vigorously defending its tax filing positions.

On January 8, 2016, Wheaton Precious Metals commenced an appeal in the Tax Court of Canada. Wheaton Precious Metals was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, Wheaton Precious Metals posted security in the form of a letter of guarantee in the amount of $148 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. On March 15, 2017, an additional letter of guarantee in the amount of $8 million (Cdn$10 million) was delivered to the CRA as security for estimated interest for the following year. The timing for the court process is uncertain.

2011 – 2013 Taxation Years: Audit of International Transactions
The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

For ease of reference, the following provides an overview of the current status of CRA matters:
	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010 Taxation Years

Transfer pricing provisions of the Act should apply such that Wheaton Precious Metals' income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton Precious Metals' foreign subsidiaries.

		CRA has reassessed Wheaton Precious Metals and is seeking to increase Wheaton Precious Metals' income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton Precious Metals and is seeking to impose income tax of $155 million (Cdn$201 million). (2),(3)
Wheaton Precious Metals has posted security in the form of letters of guarantee totaling $156 million (Cdn$202 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2018.(3),(4)
An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton Precious Metals' income subject to tax in Canada by approximately $1.2 billion. (5)	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $239 million (Cdn$310 million). (5), (6)	N/A	Time to complete CRA audit unknown.
2014-2016 Taxation Years	Remain open to audit by CRA.

If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton Precious Metals' income subject to tax in Canada by approximately $550 million. (5)

			If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $135 million (Cdn$175 million). (5), (7)	N/A	N/A

1)
For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.

2)
For the 2005-2010 taxation years, transfer pricing penalties of $55 million (Cdn$72 million) and interest and other penalties of $62 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $272 million (Cdn$353 million). Additional interest accruing to December 31, 2016 on the total amount reassessed is estimated at $19 million (Cdn$24 million) for the 2005-2010 taxation years.

3)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of $12 million and $14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively.  Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years.  However, interest and penalties of $1.3 million remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2013 taxation years.

4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under such precious metal purchase agreements is equal to the market value of such precious metal.

6)
If CRA were to reassess the 2011-2013 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $120 million and interest (calculated to December 31, 2016) and other penalties of approximately $81 million may be applicable for the 2011-2013 taxation years.

7)
If CRA were to reassess the 2014-2016 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $55 million and interest (calculated to December 31, 2016) and other penalties of approximately $14 million may be applicable for the 2014- 2016 taxation years.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

U.S. Shareholder Class Action
During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Wheaton Precious Metals Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. The Court has set a trial date of March 26, 2019.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action
By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer.  The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton Precious Metals common shares in Wheaton Precious Metals' March 2015 public offering, and (ii) acquired Wheaton Precious Metals common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

22.	Segmented Information

Operating Segments
The Company's reportable operating segments, which are the components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer ("CEO"), who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended June 30, 2017
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$14,298	$3,617	$1,238	$9,443	$10,680	$138,173
Peñasquito	28,519	6,769	4,724	17,026	21,750	410,876
Antamina	24,873	5,087	14,257	5,529	15,729	790,072
Constancia	9,659	3,296	4,113	2,250	6,363	269,036
Other [1]	31,465	9,942	6,821	14,702	21,216	766,091
	$108,814	$28,711	$31,153	$48,950	$75,738	$2,374,248
Gold
Sudbury [2]	$7,264	$2,329	$4,480	$455	$4,930	$391,757
Salobo	63,577	20,191	19,223	24,163	43,386	2,861,619
Constancia	2,949	942	964	1,043	2,007	123,758
Other [3]	17,080	4,808	3,952	8,320	12,192	39,240
	$90,870	$28,270	$28,619	$33,981	$62,515	$3,416,374
Total silver and gold interests	$199,684	$56,981	$59,772	$82,931	$138,253	$5,790,622
Corporate
General and administrative				$(9,069)	$(6,869)
Interest expense				(6,482)	(6,513)
Other				(324)	(190)
Income tax recovery				556	-
Total corporate				$(15,319)	$(13,572)	$205,388
Consolidated				$67,612	$124,681	$5,996,010

1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests and the Cozamin silver interest, which expired on April 4, 2017.

2)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Three Months Ended June 30, 2016
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$24,945	$6,047	$1,577	$17,321	$18,898	$143,490
Peñasquito	14,272	3,623	2,704	7,945	10,649	425,247
Antamina	37,344	7,526	21,884	7,934	29,818	846,474
Constancia	8,795	3,067	3,854	1,874	5,727	285,140
Other [1]	37,355	11,604	9,181	16,570	25,026	808,504
	$122,711	$31,867	$39,200	$51,644	$90,118	$2,508,855
Gold
Sudbury [2]	$14,280	$4,540	$8,934	$806	$9,636	$490,227
Salobo	57,357	18,158	19,214	19,985	39,198	2,122,575
Constancia	4,539	1,444	1,477	1,618	3,095	128,428
Other [3]	13,464	4,199	6,249	3,016	8,779	72,963
	$89,640	$28,341	$35,874	$25,425	$60,708	$2,814,193
Total silver and gold interests	$212,351	$60,208	$75,074	$77,069	$150,826	$5,323,048
Corporate
General and administrative				$(9,959)	$(9,560)
Interest expense				(4,590)	(5,155)
Other				(1,599)	(1,844)
Income tax expense				(615)	-
Total corporate				$(16,763)	$(16,559)	$238,161
Consolidated				$60,306	$134,267	$5,561,209

1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

2)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Six Months Ended June 30, 2017
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$28,265	$7,022	$2,402	$18,841	$21,243	$138,173
Peñasquito	43,214	10,320	7,201	25,693	32,894	410,876
Antamina	44,851	9,134	25,734	9,983	35,717	790,072
Constancia	16,346	5,557	6,935	3,854	10,586	269,036
Other [1]	67,302	20,378	14,544	32,380	44,695	766,091
	$199,978	$52,411	$56,816	$90,751	$145,135	$2,374,248
Gold
Sudbury [2]	$15,637	$5,083	$9,778	$776	$10,523	$391,757
Salobo	140,206	45,394	43,216	51,596	94,812	2,861,619
Constancia	5,756	1,869	1,912	1,975	3,874	123,758
Other [3]	36,058	10,515	11,993	13,550	21,186	39,240
	$197,657	$62,861	$66,899	$67,897	$130,395	$3,416,374
Total silver and gold interests	$397,635	$115,272	$123,715	$158,648	$275,530	$5,790,622
Corporate
General and administrative				$(16,967)	$(17,344)
Interest expense				(12,854)	(12,902)
Other				(419)	(680)
Income tax recovery				428	-
Total corporate				$(29,812)	$(30,926)	$205,388
Consolidated				$128,836	$244,604	$5,996,010

1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests and the Cozamin silver interest, which expired on April 4, 2017.

2)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Six Months Ended June 30, 2016
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$44,918	$11,750	$3,065	$30,103	$33,167	$143,490
Peñasquito	27,904	7,504	5,600	14,800	20,400	425,247
Antamina	64,538	13,117	40,560	10,861	51,421	846,474
Constancia	18,512	6,998	8,791	2,723	11,514	285,140
Other [1]	77,687	23,751	19,848	34,088	52,774	808,504
	$233,559	$63,120	$77,864	$92,575	$169,276	$2,508,855
Gold
Sudbury [2]	$24,853	$8,143	$16,023	$687	$16,710	$490,227
Salobo	98,374	32,305	34,182	31,887	66,069	2,122,575
Constancia	10,189	3,417	3,497	3,275	6,771	128,428
Other [3]	32,887	9,860	14,851	8,176	23,164	72,963
	$166,303	$53,725	$68,553	$44,025	$112,714	$2,814,193
Total silver and gold interests	$399,862	$116,845	$146,417	$136,600	$281,990	$5,323,048
Corporate
General and administrative				$(20,803)	$(20,022)
Interest expense				(11,522)	(11,274)
Other				(2,759)	(2,673)
Income tax expense				(231)	-
Total corporate				$(35,315)	$(33,969)	$238,161
Consolidated				$101,285	$248,021	$5,561,209
1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

2)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

Geographical Areas
The Company's geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

Sales			Carrying Amount at June 30, 2017
(in thousands)	Three Months Ended Jun 30, 2017	Six Months Ended Jun 30, 2017	Silver Interests	Gold Interests
North America
Canada	$27,106	$57,519	$38,775	$430,997
United States	-	-	433	-
Mexico	45,195	78,828	550,809	-
Europe
Greece	2,021	5,445	11,347	-
Portugal	1,918	4,659	24,135	-
Sweden	6,750	12,340	41,064	-
South America
Argentina / Chile [1]	2,496	5,171	497,612	-
Brazil	63,577	140,206	-	2,861,619
Peru	50,621	93,467	1,210,073	123,758
Consolidated	$199,684	$397,635	$2,374,248	$3,416,374
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

Sales			Carrying Amount at June 30, 2016
(in thousands)	Three Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2016	Silver Interests	Gold Interests
North America
Canada	$30,436	$62,521	$49,869	$563,189
United States	-	-	433	-
Mexico	43,856	82,490	574,398	-
Europe
Greece	2,161	4,461	19,807	-
Portugal	2,858	5,013	24,948	-
Sweden	7,791	19,804	43,529	-
South America
Argentina / Chile [1]	3,166	5,764	504,381	-
Brazil	57,357	98,374	-	2,122,575
Peru	64,726	121,435	1,291,490	128,429
Consolidated	$212,351	$399,862	$2,508,855	$2,814,193
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2017 (US Dollars - Unaudited)

23.	Subsequent Events

Declaration of Dividend
On August 10, 2017, the Board of Directors approved a change to the Company's stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters, an increase of 50% compared to former dividend policy. On this basis, on August 10, 2017, the Board of Directors declared a dividend in the amount of $0.10 per common share. This dividend is payable to shareholders of record on August 25, 2017 and is expected to be distributed on or about September 8, 2017. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Wheaton Precious Metals common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Kutcho Early Deposit Agreement
The Company has announced that it has signed a non-binding term sheet with Desert Star Resources Ltd. ("Desert Star") to enter into an Early Deposit Precious Metals Purchase Agreement (the "Kutcho Early Deposit Agreement") for the Kutcho project located in British Columbia (the "Kutcho Project"). Under the terms of the proposed Kutcho Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver and gold production from the Kutcho Project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, at which point the stream will decrease to 66.67% of silver and gold production for the life of mine.

Under the proposed Kutcho Early Deposit Agreement, the Company will pay a total cash consideration of $65 million (subject to certain customary conditions including the acquisition of the Kutcho Project by Desert Star) plus an ongoing production payment of 20% of the spot silver and gold price. Of the $65 million total upfront amount, $7 million will be advanced to Desert Star on an early deposit basis, which will be used for purposes of funding a definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"). Following receipt of the Feasibility Documentation and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Kutcho Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $7 million paid less $1 million payable upon certain triggering events occurring. The Company will be required to make an additional payment to Desert Star, of up to $20 million if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

The Company has also agreed to participate in up to 14% of a Desert Star equity financing to a maximum of Cdn$4 million, where the funds are to be used for the acquisition of the Kutcho Project.

The entering into of the Kutcho Early Deposit Agreement is subject to the completion of the acquisition of the Kutcho Project by Desert Star, the negotiation and completion of definitive documentation and certain other typical conditions and approvals. There can be no assurance that the Kutcho Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet or at all.

WHEATON PRECIOUS METALS 2017 SECOND QUARTER REPORT [84]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM

DIRECTORS
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
 & Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
 Investor Relations

HAYTHAM HODALY
Senior Vice President,
 Corporate Development

TRANSFER AGENT
CST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:  1 604 684 9648
TF: 1 800 380 8687
E:  info@wheatonpm.com

Wheaton Precious Metals  is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.